Brookfield

Brookfield Asset Management Inc.

Q1 2020 INTERIM REPORT

Interim Report Q1 2020

FOR THE THREE MONTHS ENDED MAR. 31	2020	2019
TOTAL (MILLIONS)
Revenues	$16,586	$15,208
Net (loss) income	(157)	1,256
Funds from operations[1]	884	1,051
PER SHARE[2]
Net (loss) income	$(0.20)	$0.39
Funds from operations[1]	0.55	0.69
Dividends[3]
Cash	0.12	0.11

AS AT MAR. 31, 2020 AND DEC. 31, 2019	2020	2019
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]	$518,956	$544,896
Consolidated results
Balance sheet assets	312,583	323,969
Equity	112,447	116,846
Common equity	28,665	30,868
Diluted number of common shares outstanding[2]	1,571	1,579
Market trading price – NYSE[2]	$29.50	$38.53

1.	See definition in the MD&A Glossary of Terms beginning on page 57.

2.	Adjusted to reflect the three-for-two stock split effective April 1, 2020.

3.	See Corporate Dividends on page 27.

2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
OUR BUSINESS
We are a leading global alternative asset manager with over $515 billion of assets under management including $264 billion in fee-bearing capital. We raise private and public capital from the world’s largest institutional investors, sovereign wealth funds and individuals, with a focus on generating attractive investment returns that will allow our investors and their stakeholders to meet their goals and protect their financial future.

•	Investment focus – Real estate, infrastructure, renewable power, private equity and credit

•	Diverse product offering – Core, value-add, opportunistic and credit strategies in both closed-end and perpetual vehicles

•	Focused investment strategies – We invest where we have a competitive advantage, such as our strong capabilities as an owner-operator, our large scale capital and our global reach

•	Disciplined financing approach – Debt is carefully employed to enhance returns while preserving capital throughout business cycles
In addition to our asset management activities outlined above, we invest significant capital from our balance sheet in our managed entities alongside our investors as well as in other direct investments. This is intended to generate attractive financial returns and cash flows, support the growth of our asset management activities and create an important alignment of interests with our investors. We refer to this as our Invested Capital and it totals approximately $43 billion.
Note: Excludes Residential Development and Corporate Activities which are distinct business segments for IFRS reporting purposes.
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed partnerships” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business.

Q1 2020 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
During the first quarter of 2020, our fee income grew significantly, most of our underlying businesses were resilient, and our financial assets were largely protected as we had hedged many of them with indexes. As a result, our recurring results were very strong, and the hedges offset a good portion of the mark-to-market losses on our financial positions. We reported fee earnings up 44% on a last twelve-month basis, and operating FFO up 6% on the same basis. During the quarter, we reported FFO of $884 million, cash available for distribution or reinvestment of $751 million, and a net loss as a result of a number of one-time non-cash adjustments of $157 million.
In addition to managing our businesses over the last few months, we supported many relief initiatives across the United States, Canada, Europe, India, Brazil, Australia and Asia. In addition to capital, we provided medical supplies to hospitals and hotel rooms for frontline medical staff, and made our hospitals available to governments. We also have tens of thousands of people working in difficult situations to keep water and electricity flowing, natural gas for heating and cooling delivered, offices open, goods available in stores, and mission-critical infrastructure operating. Without these services the world does not operate, and we thank our people for their commitment and fortitude.
The outlook for our asset management franchise is very strong as we have substantial capital for investment and broad relationships through which to source further capital. In addition, our Oaktree distressed debt franchise is finding attractive opportunities to pursue. As for all the businesses we own, on balance we are in good shape. Most of our businesses have only been tangentially affected by Covid‑19. Our renewables, infrastructure, and office property businesses have performed very well. We are also working hard to ensure that in those businesses that have been affected, we are able to not only withstand the downturn, but also use our capital position to enhance operations through this period of stress.
While a large portion of our businesses have operated throughout this crisis as they are critical infrastructure, we have now moved our focus to the re-opening phase for all of our remaining operations and offices.
MARKET ENVIRONMENT
The first quarter saw records set for many historical metrics. These have been well reported, so we will not repeat them here. It is safe to say, however, that while acknowledging the health and financial issues during the quarter, we came through the period in relatively good shape. While the second quarter will be tough for every business, including ours, it appears that we at least know better what we are dealing with.
Credit markets have opened for investment-grade borrowers; some non-investment grade issuers have been able to access capital; and equity markets have partially recovered in what would technically be considered a bull market. At the same time, economic numbers for the next while are going to look quite poor, and there is no doubt that business will continue to be challenging for some time.
The more positive tone of the stock and bond markets are the result of the government measures to combat the health crisis, and the enormous stimulus programs that have been unleashed into the markets globally — in particular in the United States. No one knows how either will ultimately fare, but it is clear that without these efforts we would all be in a much different place.

4 BROOKFIELD ASSET MANAGEMENT

PERFORMANCE UPDATE
Financial results were strong this quarter, benefiting from stable and growing cash flows from our asset management franchise and strong underlying performance from our assets and portfolio companies. Assets under management and fee-bearing capital grew over the last twelve months to $519 billion and $264 billion respectively, representing increases of 42% and 76% from the prior year. This growth includes the addition of Oaktree and more than $45 billion of capital raised from third parties over the last twelve months, including approximately $9 billion in the most recent quarter.

AS AT AND FOR THE TWELVE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2017	2018	2019	2020	CAGR
Cash available for reinvestment or distribution to BAM shareholders per share (CAFDR)	$0.95	$1.26	$1.51	$1.67	$1.88	19%
Total assets under management	$239,766	$245,205	$282,731	$365,957	$518,956	21%
Fee-related earnings (before performance fees)	567	691	791	889	1,284	23%
Gross annual run rate of fees plus target carry	1,568	2,058	2,465	3,100	5,561	37%
Fundraising and Fee-Bearing Capital
Our latest round of flagship funds are now approximately 50% invested or committed, and we expect to continue to find strong opportunities to deploy their remaining capital as the current environment begins to stabilize over the coming months. Oaktree has also been actively investing its latest distressed debt fund, as opportunities have picked up considerably. The fund is now approximately 80% invested and fundraising has been launched for its next fund vintage, which is expected to hold its first close in the coming months.
Our growth in fee-bearing capital led to an increase in fee-related earnings of 35% in the quarter relative to the same period a year ago, and a 44% increase in earnings for the last twelve months, both before performance fees. These increases are due to the capital raised in our infrastructure and private equity flagship funds, and across our perpetual private fund strategies. Fee-related earnings also benefited from increased revenues from our partnerships over the last twelve months, and the addition of two quarters of fee-related earnings from Oaktree.
Funds from Operations (“FFO”) and Cash Available for Distribution and Reinvestment (“CAFDR”)
Our Funds from Operations (“FFO”) from invested capital during the quarter and last twelve months decreased modestly, primarily as a result of lower mark-to-market gains on financial assets and cash flows within our renewables marketing business. In addition, certain portfolio companies experienced production slowdowns during the quarter as a result of the economic environment, but these impacts were modest, and while the impact will be greater next quarter, we expect this effect to be short-lived, given the quality and defensive nature of our businesses. All this resulted in our operating FFO being broadly even with the prior year’s level, at roughly $720 million. On a trailing twelve-month basis, results are comparatively strong, with operating FFO of $2.9 billion.
The other important operating metric we report is our Cash Available for Distribution or Reinvestment (“CAFDR”), which is the free cash flow we generate at BAM (fee-related earnings plus the distributions we receive from our listed affiliates). In the first quarter we generated $721 million of CAFDR before carried interest, which is higher than Q4 2019 and considerably higher than the same quarter last year, reflecting the growth in the asset management franchise and growth in distributions from the listed issuers. While our FFO reflects our in-quarter earnings, the CAFDR is a good indicator of the long-term earnings power of the franchise, as it combines fee-related earnings with what we believe to be the long-term sustainable earnings of the listed affiliates. These results further underline the resiliency and stability of our business model. Our annualized CAFDR is $2.4 billion, before accounting for any carried interest.

Q1 2020 INTERIM REPORT 5

Carried Interest
As of March 31, 2020, the gross unrealized carried interest accumulated for our portion of investment gains was $3.2 billion. The long-term nature of our funds allows us to be patient with regard to exiting investments, and to therefore better maximize value creation. This is different from many other managers who own far greater amounts of liquid securities in funds and have therefore had to take greater mark-to-market losses during the quarter. In addition, we follow conservative accounting standards and this $3.2 billion asset has not yet been recorded in our income statement, nor is it recorded as an asset on our balance sheet.
Over the past twelve months, we took $370 million of net realized carried interest into income, including $59 million during the first quarter. We also accrued $379 million of new carried interest, before the impact of foreign exchange and costs over the same twelve-month period. The impact of the most recent quarter was not significant compared to our total unrealized carried interest today, as the majority of the investments within our funds are critical assets and/or are assets that have long-term, contracted or regulated cash flow streams. We have minimal exposure to public securities or energy investments, so most of our assets were not impacted by the volatility in those markets.
Investments
We invested or committed for investment approximately $11 billion of capital during the quarter. We closed on several previously announced transactions, and we announced a merger agreement to take TerraForm Power private into Brookfield Renewable. We invested $5.5 billion across Brookfield strategies, and Oaktree invested $1.5 billion of capital from their latest flagship distressed debt fund as well as an additional $4 billion across their other strategies.
We have recently deployed approximately $2 billion of capital into the public equity markets, including repurchasing shares of BAM and our public affiliates at significant discounts to what we believe to be their intrinsic value, as their prices traded down with the general market sell-off. We have also built up toehold positions in the shares of several companies that we feel, like ours, are being significantly undervalued in the current market environment.
Capital Availability
We have over $60 billion of cash and uncalled fund and loan commitments from clients and financial partners. This includes $46 billion of client commitments for new investments and $15 billion of liquidity in the form of cash, financial assets, and long-dated committed credit facilities across BAM and our public affiliates, which remain largely undrawn. This number includes approximately $1.5 billion of long-term financing across BAM and our public affiliates raised after quarter end, which included $750 million at BAM, C$400 million at BIP, and C$350 million at BEP.
We also increased our credit facilities by $2 billion, and we continue to experience strong access to credit markets. A few weeks ago, one of our U.S. hydro facilities finalized a $560 million, 10-year asset recourse-only debt financing with an all-in coupon of 4%. Looking forward, we will continue to add to our liquidity and deploy capital as opportunities arise. Together with our various pools of capital — including the dry powder within our flagship private funds, Oaktree’s funds, and other funds we are raising — we are well positioned, with a target to have in the short term over $75 billion of dry powder (investable capital) to support our strategies.
LIQUIDITY, LIQUIDITY AND LIQUIDITY
In reflecting on what really matters to our business, it is Liquidity, Liquidity and Liquidity, in that order. It is not this quarter’s results or next quarter’s, and it is not whether we make great investments during this financial crisis. It also is not whether we raise another large fund. All of these are important, but none is the most critical. And while we hope to report strong results, make great investments and raise large new funds, they are not what really matters.

6 BROOKFIELD ASSET MANAGEMENT

What really matters is liquidity. The most damaging thing for any business owner is to find yourself out of business and unable to participate in the recovery, or in a position of needing to issue shares which dilute the owners, and therefore make it impossible to ever recover from undue dilution at the wrong time. As all of you know, most businesses survive, but sometimes with new owners (debt converted into equity or shares issued to new investors), and that dilutive process is one of the most destructive forces that exists in long-term wealth creation.
It is important to note that if a business has not previously prepared for a period like the one we’re in now, it is often too late. As Mr. Buffett has been famously quoted as saying over the years, “Only when the tide goes out do you discover who’s been swimming naked.” The one thing that really matters is that a business can make it through this period, intact and without undue harm. That is what counts. And it is usually a function of having made preparations before the tide went out.
Fortunately, we are in a very strong position financially. This includes low amounts of long-term corporate leverage; $15 billion of cash and available term credit lines on our parent company and partnership balance sheets; $46 billion of investor capital available for deployment; virtually no cross or corporate guarantees on asset-specific debt; and relationships with financial institutions and institutional clients that span decades. As a result, we are confident that we are well prepared in terms of what really matters.
ADAPTABILITY
At Brookfield, our goal for a very long time has been to build one of the best alternative asset management businesses globally, and to provide these services to an expanding array of institutional and retail clients. While this is our solidly established long-term goal, we have always believed that we should be very flexible with regard to execution. No one really knows what the future holds; the current situation exemplifies the need for flexibility within the confines of our long-term goals.
Our investment strategy is based on buying value. We underwrite businesses’ cash flows and look at the long-term sustainability of those cash flows. But we remain flexible in terms of how we access opportunities as markets change. Our private funds had been investing in carve-outs of assets from companies for years, as high valuations in the public markets offered few opportunities. Today, the opposite is true. We are buying shares of companies in our private funds at a fraction of what we would have to pay to acquire those same assets directly from the companies. Our goal is the same; it is just the execution that is different.
We partnered with Oaktree last year because we wanted to have a full-scale operation to acquire debt in the secondary markets, and to have professionals capable of underwriting financing to companies when capital is unavailable elsewhere. The Oaktree franchise has a goal of providing primary capital to companies, or buying secondary debt, on a value basis. Depending on markets, they adapt their strategy to deploy capital. During March, prior to announcement of the Federal Reserve’s bond buying programs, they were purchasing significant amounts of debt in the secondary markets, as the yield spreads had gapped out significantly. Post the announcements, spreads tightened and a greater focus in April was on providing funds directly to companies in need of capital.
The important point of these examples is that we are constantly adapting our strategies for investment, but the underlying goal is always the same — to build one of the highest-quality alternative investment managers.
PERMANENT CAPITAL
One of the great strengths of Brookfield is our very large base of permanent capital. With over $100 billion of permanent equity, we have the ability to ride out storms that inevitably occur in markets. This has been exemplified recently, as we had minimal financing issues despite the market stress. We are fortunate to have been in the markets, issuing investment-grade financing from our balance sheet and from our permanent equity listed affiliates. This distinction is always very helpful; however, in times like this it is the difference between being able to look to the future rather than having to spend time focusing on the past.

Q1 2020 INTERIM REPORT 7

For many years, our perpetual listed affiliates have played an integral role in the growth of our business. Brookfield Property Partners (“BPY”), Infrastructure Partners (“BIP”), Renewable Partners (“BEP”) and Business Partners (“BBU”) provide dedicated investment entities for investors seeking exposure to specific asset classes. They have delivered strong compound annual returns for their shareholders’ invested capital and our own, while providing transparent and stable cash flow streams. The creation of these entities enabled us to simplify our balance sheet for investors, and they now are a powerful source of permanent capital for us.
These entities own high-quality assets with strong downside protection, and they generate sustainable long-term, cash flows. Within BIP and BEP, revenues are generated from long-dated contracts, regulated revenues or “take-or-pay” arrangements. In BPY, the majority of the properties have long-dated lease agreements with high credit-quality tenants. As a result of the stability of the cash flows, each of these entities was set up to pay their annual distributions that equated to a long-term target of approximately 70% of FFO. The quality of our assets, combined with our investment-grade balance sheets, should enable the partnerships to continue to do that.
As a result, each of these entities has met its long-term growth and distribution targets since inception. Even in times of stress, such as the prolonged period of low water levels within our renewable power business in 2016, we maintained and grew our distributions because of the conviction we had in the long-term profitability of the underlying business. This strategy was validated in 2018 and 2019 when water levels returned to normal levels, bringing our distributions back on track to our long-term ratios.
All of these entities are conservatively capitalized with strong access to capital, with the goal of being self-sustaining to fund their growth activities and obligations. Today, each of BPY, BIP and BEP has an investment-grade balance sheet supported by a strategy of financing underlying assets on a standalone, predominantly investment-grade basis. Even just in the past few weeks, through all the uncertainty and volatility, they all have been able to access the capital markets to further bolster their liquidity.
The existence of the four businesses as listed entities also affords us the ability to use them to make large-scale acquisitions. This is a meaningful competitive advantage that has proven to be tremendously powerful in its own right, but even more so when combined with the capital available from our private funds and co-investment partners. A few examples of this in the recent past are the acquisitions of Babcock and Brown Infrastructure in BIP, TerraForm Power in BEP, and Canary Wharf and GGP in BPY.
Today, the distributions we receive from our ownership in each of the four listed affiliates provide us $1.4 billion of stable and predictable annual free cash flows that we use to re-invest into our business or return to shareholders, as we see fit. We also receive perpetual fee revenues for managing these entities, which currently run at approximately $535 million per year. We intend to continue to grow these entities along with the rest of our business in the longer term.
Lastly, from time to time, these partnerships, like most marketable securities, trade in the market at discounts to intrinsic value. We will continue to purchase shares of these entities during these periods. Furthermore, where these discounts persist, we will also always consider more meaningful changes to these entities in order to maximize value.
RETAIL REAL ESTATE
In retail real estate, we own a very high-quality portfolio of properties that we believe, in the medium term, will be stronger than in the past. We expect that our centers will continue to benefit from their premier locations in a consolidating retail environment. This has already been happening over the last few years, and the current environment will accelerate it. Recent trends will also increase our ability to convert space into alternative uses at strong long-term returns.
Our “places” have always provided a safe and clean environment for people to shop and be entertained. We are in the midst of re-opening our centers, with new measures in place that will enable them to be among the safest places for people to send their families. As a result, we do believe that these major centers will once again flourish.

8 BROOKFIELD ASSET MANAGEMENT

With respect to revenues in the short term, our centers are leased to three types of tenants. The first includes healthy global high-quality retailers that are in good financial shape, need their stores to operate, and have paid or will pay their rent. The second includes other high-quality retailers — but for them, this shutdown is causing financial stress. We suspect some will do well and move through this crisis without issues, others will be recapitalized (some have recently issued equity), and some will file for bankruptcy protection, which will likely result in some spaces being freed up. Prior to this shutdown, we had a long list of online retailers looking for space in our premier locations, and we expect that to continue in the future.
The third tenant group consists of small businesses (such as restaurants, bars, and other retail establishments). Many of the government programs are targeted at this group, and we too are focused on assisting these entrepreneurs in getting back on their feet and continuing to employ people. In addition to providing assistance to smaller retailers, we also plan on utilizing the knowledge and position we enjoy to invest in retail companies as this industry consolidates.
CLOSING
We remain committed to being a world-class alternative asset manager, and to investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increasing cash flows on a per-share basis, and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments or ideas you wish to share. And please take care and be safe.
Sincerely,
Bruce Flatt
Chief Executive Officer
May 14, 2020

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.

Q1 2020 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	38
Overview	13	Infrastructure	40
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	42
FINANCIAL RESULTS		Residential Development	44
Overview	15	Corporate Activities	45
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	22	Capitalization	46
Foreign Currency Translation	25	Liquidity	49
Corporate Dividends	27	Review of Consolidated Statement of Cash Flows	53
Summary of Quarterly Results	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	30	Accounting Policies, Estimates and Judgments	54
Summary of Results by Operating Segment	31	Management Representations and Internal Controls	56
Asset Management	32	GLOSSARY OF TERMS	57
Real Estate	36
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.

10 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this Report include statements referring to the impact of current market or economic conditions on our businesses and the impact of COVID-19 on the market, economic conditions, or our businesses.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics, including COVID-19; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6- Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Q1 2020 INTERIM REPORT 11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 57 for all non-IFRS measures.

12 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager with a 120-year history and over $515 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit assets. Our $264 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree1”), which is a leading global alternative investment management firm with an expertise in credit.

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and perpetual vehicles.

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.

✓	Disciplined financing approach
We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded on a standalone, non-recourse, basis, providing a stable capitalization, with the vast majority of these borrowings done at investment-grade levels. Only 5% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:

1.	Large-scale capital
We have over $515 billion in assets under management and $264 billion in fee-bearing capital.

2.	Operating expertise
We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.

3.	Global presence
We operate in more than 30 countries around the world.
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 13

Asset Management
Our asset management activities encompass $264 billion of fee-bearing capital across long-term private funds, perpetual strategies and public securities1. Together with our investment in Oaktree, we have over 1,900 unique institutional investors across our private funds business.
Long-term Private Funds – $87 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital we earn:

1.	Diversified and long-term base management fees[1] on capital that is typically committed for 10 years with two one-year extension options.

2.
Carried interest[1], which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.

Perpetual Strategies – $63 billion fee-bearing capital
We manage perpetual capital in our publicly listed partnerships1 BPY1, BEP1, BIP1, BBU1, and TERP1 as well as core and core plus private funds, which can continually raise new capital. On our perpetual strategies, we earn:

1.	Long-term perpetual base management fees, which are based on total capitalization for our listed partnerships and net asset value for our perpetual private funds.

2.
Stable incentive distribution[1] fees which are linked to cash distributions from listed partnerships (BPY, BEP and BIP) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these listed partnerships target annual distribution growth rates within a range of 5-9%.

3.	Performance fees[1] based on unit price performance (BBU) and carried interest on our perpetual private funds.
Oaktree – $103 billion fee-bearing capital
On September 30, 2019, we purchased approximately 61% of Oaktree and broadened our product offering. Oaktree provides a diverse range of long-term private fund and perpetual strategies to its investor base. Similar to our long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital.
Public Securities – $11 billion fee-bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset values, and performance income based on investment returns.
Invested Capital1
We have approximately $43 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:

•
Transparent – approximately 78% of our invested capital is in our listed partnerships (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remaining is primarily held in a residential homebuilding business, and a few other directly held investments.

•
Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.

•
Strong alignment of interests – the Corporation is the largest investor into each of our listed partnerships, and in turn, the listed partnerships are typically the largest investor in each of our private funds.

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.	See definition in Glossary of Terms beginning on page 57.

14 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 46 of our 2019 Annual Report we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Net loss was $157 million in the current quarter, with $293 million attributable to common shareholders ($0.20 per share) and remaining income attributable to non-controlling interests.
The spread of COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, and actions taken globally to contain the coronavirus began to impact businesses in the current quarter, including by interrupting business activities and supply chains, as well as triggering significant volatility in the financial markets. Despite the broad-based impacts of this pandemic and the unprecedented business interruptions, many parts of our business have been deemed essential service providers and continue to operate on a contracted or regulated basis. As such, our operating revenues have not been significantly affected in the first quarter and have increased by 9% when compared to the prior year quarter, due to growth over the last twelve months.
Inevitably, certain of our investments have been, or may be, impacted by this pandemic. For instance, a few of our investments, such as hospitality, retail, construction and residential have been impacted to date, and as such, we have updated near-term cash flow and valuation assumptions to reflect known conditions as of March 31, 2020. In addition, amid the market volatility that the pandemic has created, certain of our financial positions have decreased in value while others, including equity hedge trades, have increased. The longer-term impact of the COVID-19 pandemic to certain of our cash flows will depend on a number of future developments, which are still evolving and difficult to predict. We will continue to reassess as further information becomes available.
During the first quarter, we benefited from a number of recent acquisitions across our segments, which together contributed $3.3 billion of additional revenues. This was partially offset by the absence of revenues from recent asset sales.
The $1.4 billion decrease in consolidated net income and the $908 million decrease in net income attributable to common shareholders compared to the prior year quarter were primarily attributable to:

•
fair value losses of $414 million compared to a gain of $169 million in the prior period as valuation increases at our core office, opportunistic and BSREP III portfolio were more than offset by valuation losses at our core retail portfolio and mark-to-market losses on financial contracts;

•	a decrease of equity accounted income of $556 million as the benefits of newly acquired assets were more than offset by valuation losses on equity accounted investment properties and financial assets;

•	higher depreciation and interest expense primarily as a result of recent acquisitions; partially offset by

•	same-store[1] growth at our core office portfolio and our infrastructure operations; and

•	a realized gain on the sale of our investment in Nova Cold Logistics ULC (“Nova Cold[1]”), our Canadian cold storage owner, operator and logistics provider.
Additionally, our consolidated balance sheet was negatively impacted by the decrease in foreign currencies relative to the U.S. dollar since December 31, 2019. Total assets also decreased from the sale of the Australian operations of Genesee & Wyoming Inc. (“G&W1”), a North American rail infrastructure business, and several other held-for-sale assets since year end, as well as from the decline in fair values of our financial asset portfolio and investment properties. This was partially offset by our acquisition of Brand Industrial Holdings Inc. (“BrandSafway1”), a leading global provider of work access, specialty craft services, and forming and shoring solutions to the industrial, commercial, and infrastructure markets, as well as several hospitality assets during the quarter.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2020 and 2019:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2020	2019	Change
Revenues	$16,586	$15,208	$1,378
Direct costs	(12,709)	(11,585)	(1,124)
	3,877	3,623	254
Other income and gains	241	32	209
Equity accounted income	(212)	344	(556)
Expenses
Interest	(1,852)	(1,616)	(236)
Corporate costs	(24)	(26)	2
Fair value changes	(414)	169	(583)
Depreciation and amortization	(1,409)	(1,034)	(375)
Income tax expense	(364)	(236)	(128)
Net (loss) income	(157)	1,256	(1,413)
Non-controlling interests	(136)	(641)	505
Net (loss) income attributable to shareholders	$(293)	$615	$(908)
Net (loss) income per share[1]	$(0.20)	$0.39	$(0.59)

1.	Adjusted to reflect the three-for-two split effective April 1, 2020.
Three Months Ended March 31
Revenues for the quarter were $16.6 billion, an increase of $1.4 billion compared to the first quarter of 2019, primarily due to:

•
$3.3 billion of additional revenues from acquisitions during the current and prior year across each of our listed partnerships, most notably the acquisitions of Clarios Global LP (“Clarios[1]”), a global producer and distributor of automotive batteries and Healthscope Limited (“Healthscope[1]”), an Australian based healthcare provider that operates private hospitals and provides pathology services within our Private Equity segment in the second quarter of the prior year, which added $1.7 billion and $425 million of incremental revenues, respectively. Also, the acquisitions of G&W within our Infrastructure segment and Genwoth MI Canada Inc. (“Genworth[1]”), a Canadian based mortgage insurance company within our Private Equity segment in the fourth quarter of the prior year, contributed $533 million and $163 million of incremental revenue, respectively; and

•	same-store growth attributable largely to the utilities and energy operations in our Infrastructure segment and higher realized pricing in our Renewable Power segment; partially offset by

•
lower revenues in our hospitality assets as a result of decreased demand due to government mandated guidelines during the COVID-19 pandemic, foreign currency losses across all of our segments due to the strengthening of the U.S. dollar, lower volumes at GrafTech International Ltd. (“GrafTech[1]”), our manufacturer of a broad range of high-quality graphite electrodes and Greenergy Fuels Holding Limited (“Greenergy[1]”), the largest provider of road fuels in the U.K. in our Private Equity segment and the absence of $1.7 billion of revenues from businesses sold in the current and prior year.

A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs increased by 10% or $1.1 billion, consistent with the 9% increase in revenues. The increase relates primarily to:

•	higher operating costs related to the recent acquisitions, net of dispositions, as discussed above, as well as additional costs associated with organic growth initiatives; partially offset by

•	lower operating expenses due to the aforementioned reduction of activity in our hospitality assets.
Other income and gains of $241 million relate primarily to portfolio premiums recognized on the sale of Nova Cold in our Private Equity segment.

1.	See definition in Glossary of Terms beginning on page 57.

16 BROOKFIELD ASSET MANAGEMENT

Equity accounted income decreased from $344 million to a loss of $212 million primarily due to:

•	valuation losses at certain Brookfield Property REIT Inc. (“BPYU[1]”) properties in our Real Estate segment due to adjusted valuation assumptions as a result of the COVID-19 pandemic;

•	portfolio mark-to-market losses in Oaktree; and

•	higher amortization and depreciation in our Infrastructure and Private Equity segments as a result of acquisitions in the last twelve months; partially offset by

•	higher income earned on acquisitions from the last twelve months, mainly in our Infrastructure and Private Equity segments.
Interest expense increased by $236 million largely due to additional borrowings associated with acquisitions across our portfolio and funding of organic growth opportunities, partially offset by lower interest rates on variable debt obligations.
We recorded fair value losses of $414 million, compared to gains of $169 million in the prior year quarter, primarily as a result of:

•	impairments and provisions related to businesses in our Private Equity segment;

•	valuation losses in our core retail portfolio primarily as a result of reduced near-term cash flow assumptions in light of the COVID-19 pandemic;

•
higher transaction related expenses, primarily attributable to the early redemption of debt at our Corporate, Residential, Infrastructure and Real Estate segments, which was refinanced at lower rates, as well as recognition of accumulated currency losses on the disposition of Empresa de Energia de Boyaca S.A. (“EBSA[1]”), our Colombian regulated distribution operation in our Infrastructure segment; partially offset by

•
unrealized gains on financial contracts, primarily attributable to mark-to-market fair value changes on our general market and currency hedges, net of losses on those interest rate and cross-currency swaps that do not qualify for hedge accounting; and

•	higher appraisal gains on our LP investments in our Real Estate segment.
Refer to pages 19 and 20 for discussion on fair value changes.
Depreciation and amortization expense increased by $375 million to $1.4 billion due to businesses acquired in the last twelve months, as well as the impact of revaluation gains in the fourth quarter of 2019, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined.
We recorded an income tax expense of $364 million this year compared to $236 million in the prior year quarter, primarily as a result of:

•	higher amounts of taxable income generated by our operations and acquisitions over the last twelve months; and

•	an increase in effective income tax rates in certain jurisdictions; partially offset by

•	deferred tax recovery from valuation and mark-to-market losses in the quarter.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 17

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our current quarter results:

	Acquisitions		Dispositions
FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Revenue	Net Income	Revenue	Net Income
Real estate	$142	$(12)	$(111)	$73
Renewable power	65	6	(32)	(6)
Infrastructure	692	(34)	(98)	(4)
Private equity and other	2,435	(109)	(1,462)	(25)
	$3,334	$(149)	$(1,703)	$38
Acquisitions
Acquisitions over the past year have contributed to our margin with incremental revenues of $3.3 billion in the current quarter. As a result of higher direct costs and depreciation expenses due to values assigned to the assets upon acquisitions, valuation losses on certain financial asset positions and higher deferred tax expenses, the acquisitions resulted in total net losses of $149 million this quarter.
Real Estate
Recent acquisitions contributed incremental revenues of $142 million and a net loss of $12 million, in the first quarter of 2020. The most significant contributions were from acquisitions in our flagship funds, which added $129 million of revenues and a $17 million net loss.
Renewable Power
Within our Renewable Power segment, recent acquisitions contributed to incremental revenues of $65 million and a net income of $6 million.
Infrastructure
Recent acquisitions contributed incremental revenues of $692 million and a net loss of $34 million. Primarily, in 2019, we acquired G&W, which contributed incremental revenues and a net income of $533 million and $8 million, respectively, and a Brazilian data center operation, which is an equity accounted investment, contributing an incremental net loss of $25 million this quarter.
Private Equity
The current quarter’s results included impacts from Clarios and Healthscope acquired in the second quarter of 2019 and Genworth acquired in the fourth quarter of 2019. These three businesses together contributed $2.3 billion of revenue and a $10 million net loss for the quarter. We acquired BrandSafway in the current quarter, which is an equity accounted investment that contributed a net loss of $48 million.
The overall contribution to our revenues and net income for the three months ended March 31, 2020 from acquisitions over the past year were revenues of $2.4 billion and a net loss of $109 million, respectively.
Further details relating to the significant acquisitions described above that were completed during the quarter ended March 31, 2020 are provided in Note 4 of the consolidated financial statements.
Dispositions
Recent asset sales reduced revenues and net loss by $1.7 billion and $38 million in the current quarter, respectively. The assets sold that most significantly impacted our results were of our global provider of facilities management services, our executive relocation services business, and North American Palladium Ltd. (“NAP1”), our palladium mining operations in our Private Equity segment and Fairfield Residential Company and our Manhattan multifamily portfolio in our Real Estate segment.

1.	See definition in Glossary of Terms beginning on page 57.

18 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019	Change
Investment properties	$118	$525	$(407)
Transaction related expenses, net of gains	(224)	(72)	(152)
Financial contracts	158	(45)	203
Impairment and provisions	(225)	(31)	(194)
Other fair value changes	(241)	(208)	(33)
Total fair value changes	$(414)	$169	$(583)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019	Change
Core office	$79	$283	$(204)
Core retail	(282)	(6)	(276)
LP investments and other	321	248	73
	$118	$525	$(407)
We discuss the key valuation inputs of our investment properties on page 55.
For the current period, as a result of the recent outbreak of COVID-19, we believe that there is increased uncertainty to input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. For the majority of our current period valuations, we have made general assumptions to sensitize our cash flows based on our expected scenarios which are anticipated to occur over the near- and mid-term period. We have assessed each of our asset classes to determine the level of impact on cash flows after taking into account upcoming quarter rent collection rates, renewal percentages, and the credit quality of our tenant base. It is likely that there will be further cash flow and valuation metric changes in future periods as new information related to the pandemic are understood, including the continued impact on our tenants as well as the evolution of government restrictions and travel limitations.
Core Office
Valuation gains in the current quarter totaled $79 million. Significant changes were primarily in Canada, where we met certain development milestones for a property in our Toronto portfolio.
Valuation gains of $283 million in the prior year quarter were primarily attributable to strong leasing activity in our Sydney and Toronto portfolios, an increase in value in a London development property as the asset neared completion, and fair value adjustments in our downtown New York properties.
Core Retail
The valuation losses in the current quarter were $282 million as a result of updating rental income assumptions on a sensitized basis in light of the COVID-19 pandemic, which assumes there is a percentage of rent that we will not collect over a period of time due to the pandemic and the resulting store closures. We have left valuation metrics consistent with prior period as we believe we have reflected sufficient cash flow risk in the downward adjustments to near-term cash flows whereby changes to discount rates are not required at this time. Prior year quarter had no material valuation changes.

Q1 2020 INTERIM REPORT 19

LP Investments and Other
Valuation gains of $321 million relate primarily to:

•	rate compression of terminal capitalization and discount rates within our office portfolios in South Korea and India, consistent with market conditions;

•
valuation gains at our U.K. student housing portfolio, where we lowered our capitalization rates based on recent comparable transactions. This gain was partially offset by lower cash flow assumptions as a result of the COVID-19 pandemic;

•	valuation gain at our manufactured housing portfolio in the U.S.; and

•	directly held gains related to consolidated assets within our BSREP III portfolio; partially offset by

•	valuation losses due to the COVID-19 pandemic at our retail, mixed-use, and certain office investments.
In the prior year quarter, valuation gains of $248 million were primarily related to our U.K. student housing portfolio, which increased in value as a result of a decrease in terminal capitalization rates in response to market conditions and realized gains relating to the disposition of a portfolio of assets in Shanghai.
Transaction Related Expenses, Net of Gains
Transaction related expenses, net of gains, totaled $224 million for the year. We incurred transaction related expenses from the loss associated with the early redemption of debt at our Corporate, Residential, Infrastructure, and Real Estate segments, which was refinanced at lower interest costs which will benefit the portfolio going forward. In addition, transaction related expenses include the impact of accumulated currency losses recognized on dispositions in the quarter.
The prior year quarter transaction related expenses primarily relate to deal costs associated with transactions in our Real Estate and Private Equity segments.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The gain this quarter of $158 million is primarily attributable to mark-to-market fair value changes on our general market and currency hedges, partially offset by losses on those interest rate and cross-country swaps that do not qualify for hedge accounting.
The prior year quarter loss relates to similar factors as the current quarter.
Impairment and Provisions
Impairment expense for the quarter of $225 million mainly relates to charges taken on operating businesses within our Private Equity segment, where we adjusted the value of PP&E and inventory to reflect a lower estimated recoverable amount and provisioned for higher costs due to the COVID-19 pandemic.
Other Fair Value Changes
Other fair value losses of $241 million were reported for the quarter. Included in this balance are various charges at our Infrastructure, Renewable Power, Real Estate, and Private Equity segments.

20 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $364 million in the current quarter (2019 – $236 million), including current tax expenses of $196 million (2019 – $187 million) and deferred tax expense of $168 million (2019 – $49 million).
In the current quarter, we incurred a non-recurring deferred tax expense of $166 million (2019 – $nil) due to an increase in tax rates in a few jurisdictions we operate in. This non-recurring tax expense is the primary driver of the increased expense in the current quarter, which increased our effective tax rate by 80%.
In our case, the deferred tax expense relates principally to fair value changes, particularly from investment property appraisals, which are not taxable until the assets are sold and therefore do not give rise to a current tax liability, as well as the depreciation of assets that are depreciated for tax purposes at rates that differ from the rates used in our financial statements.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE THREE MONTHS ENDED MAR. 31	2020	2019	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	28	(1)	29
Change in tax rates and new legislation	80	—	80
Taxable income attributed to non-controlling interests	(50)	—	(50)
International operations subject to different tax rates	73	(6)	79
Recognition of deferred tax assets	(6)	(4)	(2)
Non-recognition of the benefit of current year’s tax losses	16	2	14
Other	9	(1)	10
Effective income tax rate	176%	16%	160%
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This gave rise to a 50% reduction in the effective tax rate in the current quarter, compared to no impact in the effective tax rate in the prior year quarter. This benefit was fully offset by the following:

•	the valuation losses in our Real Estate segment are subject to different global tax rates, which increased our effective rate by 73%;

•	a portion of our losses were subject to a different tax rate than our statutory tax rate, which increased our effective tax rate by 28%; and

•	some of our operations generated tax losses in the current quarter for which we have not recognized the benefit for, contributing a 16% increase to the effective tax rate.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.

Q1 2020 INTERIM REPORT 21

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at March 31, 2020 and December 31, 2019:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	Change
Assets
Investment properties	$95,479	$96,686	$(1,207)
Property, plant and equipment	85,143	89,264	(4,121)
Equity accounted investments	39,747	40,698	(951)
Cash and cash equivalents	9,868	6,778	3,090
Accounts receivable and other	18,381	18,469	(88)
Intangible assets	25,151	27,710	(2,559)
Goodwill	13,338	14,550	(1,212)
Other assets	25,476	29,814	(4,338)
Total assets	$312,583	$323,969	$(11,386)
Liabilities
Corporate borrowings	$7,235	$7,083	$152
Non-recourse borrowings of managed entities	133,760	136,292	(2,532)
Other non-current financial liabilities	23,827	23,997	(170)
Other liabilities	35,314	39,751	(4,437)
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	79,637	81,833	(2,196)
Common equity	28,665	30,868	(2,203)
Total equity	112,447	116,846	(4,399)
	$312,583	$323,969	$(11,386)
March 31, 2020 vs. December 31, 2019
Total assets decreased by $11.4 billion since December 31, 2019 to $312.6 billion as at March 31, 2020. The decrease is driven by the negative impact of foreign currency translation as most major currencies in which we do business depreciated against the U.S. dollar. This was partially offset by recently completed business combinations and asset acquisitions which added $5.7 billion of total assets. We provide an overview of the impact on foreign currency translation on pages 25 and 26.
Investment properties consist primarily of the company’s real estate assets. The balance as at March 31, 2020 decreased by $1.2 billion, primarily due to:

•	the negative impact of foreign currency translation of $2.1 billion; and

•
asset sales and reclassifications to assets held for sale of $409 million, including multiple investment properties held within our flagship funds and a North American office property; partially offset by

•	additions of $1.2 billion, primarily through enhancement or expansion of properties through capital expenditures; and

•
net valuation gains of $118 million, driven by revaluations of our LP investments and directly held portfolios, where properties benefited from improved market conditions in our IFC Seoul portfolio, our U.K. student housing portfolio, and U.S. manufactured housing portfolio.

We provide a continuity of investment properties in Note 9 of the consolidated financial statements.

22 BROOKFIELD ASSET MANAGEMENT

PP&E decreased by $4.1 billion primarily as a result of:

•	the negative impact of foreign currency translation of $5.1 billion across all segments; and

•	depreciation of $1.3 billion in the quarter; partially offset by

•	net additions of $1.7 billion primarily related to capital expenditures across our operating segments; and

•	acquisitions of $686 million, most notably the acquisition of solar assets in Spain within our Renewable Power segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Equity accounted investments decreased from $40.7 billion as at December 31, 2019 to $39.7 billion in the current quarter, mainly due to:

•	the negative impact of $1.7 billion in foreign currency translation due to the strength of the U.S. dollar relative to all of our major foreign currencies; and

•	distributions and return of capital received of $316 million; and

•	our proportionate share of $403 million of comprehensive loss; partially offset by

•	net additions of $1.4 billion, particularly our $1.3 billion acquisition of BrandSafway during the quarter in our Private Equity segment.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $3.1 billion as at March 31, 2020 compared to the prior year end primarily due to timing of cash flows at quarter end as cash was held in anticipation of asset acquisition closings in early April. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Decreases of $2.6 billion and $1.2 billion in our intangible assets and goodwill balances, respectively, are related to the impact of foreign currency translation, depreciation, and purchase price adjustments on acquisitions completed in our Private Equity segment.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The decrease of $4.3 billion is primarily a result of:

•	a decrease in assets held for sale of $2.5 billion, primarily due to the sale of G&W’s Australian assets and EBSA within our Infrastructure segment;

•
a $1.3 billion decrease in other financial assets primarily due to an $846 million and $815 million decrease in our Private Equity and Corporate segments, respectively, related to market price impacts due to COVID-19, foreign currency translation and fair value changes on preferred shares and derivatives at Genworth. This was partially offset by the acquisition of toehold investments during the quarter and our general market and currency hedges; and

•
a $553 million decrease in inventory primarily due to a higher inventory balance at the end of the prior quarter to facilitate planned maintenance within the business services portfolio in the Private Equity segment.

Corporate borrowings increased by $152 million due to a $600 million 30-year note issuance during the first quarter. This was partially offset by a repayment of a $251 million (C$350 million) note in the quarter and the impact of foreign exchange.
Non-recourse borrowings of managed entities decreased by $2.5 billion as a result of:

•
property-specific mortgages in our Infrastructure segment decreased by $1.9 billion from a repayment of fund credit facilities subsequent to capital calls and the impact of foreign currency translation; and

•	proceeds from capital calls in our BSREP III flagship fund used to pay down approximately $1.2 billion of its credit facility; partially offset by

•	an increase in subsidiary borrowings in our Private Equity, Infrastructure, Real Estate, and Residential segments.

Q1 2020 INTERIM REPORT 23

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased by $170 million, primarily due to the aforementioned acquisitions and higher insurance liabilities. Please see Note 6 of the consolidated financial statements for further information.
The decrease of other liabilities of $4.4 billion is primarily attributable to the derecognition of held for sale liabilities upon the sale of certain assets during the quarter, most notably the Australian rail operation of G&W.
Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)
Common equity, beginning of period	$30,868
Changes in period
Net loss attributable to shareholders	(293)
Common dividends	(182)
Preferred dividends	(35)
Other comprehensive loss	(1,608)
Share repurchases, net of issuances	(113)
Ownership changes and other	28
(2,203)
Common equity, end of period	$28,665
Common equity decreased by $2.2 billion to $28.7 billion during the first quarter of 2020. The change includes:

•
other comprehensive loss of $1.6 billion due to our foreign investments being impacted by foreign currency translation, as most currencies that we operate in depreciated against the U.S. dollar since the fourth quarter of last year. These losses were partially offset by our hedging activity. However, as we do not hedge our exposure to the Brazilian real and the Colombian peso, foreign currency loss, net of hedges, resulted in a $1.3 billion loss within our other comprehensive income. The remaining $289 million of losses primarily relates to mark-to-market movement on cash flow hedges held in our Real Estate, Infrastructure and Private Equity segments;

•	net loss attributable to shareholders of $293 million;

•	distributions of $217 million to shareholders as common and preferred share dividends; and

•	share repurchases, net of issuances and vesting, of $113 million, primarily related to the repurchase of 2.9 million Class A Limited Voting Shares (“Class A shares”) this quarter; partially offset by

•
ownership changes and other of $28 million, related to dilution gains on the purchase of BPY units during the quarter and a gain on the partial sell down of our interests in Sociedad Concesionaria Vespucio Norte Express S.A. (“AVN[1]”), a Chilean toll road operation. These gains were partially offset by an accretion loss on the privatization of Altera Infrastructure L.P. (“Altera[1]”), a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry.

1.	See definition in Glossary of Terms beginning on page 57.

24 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Brookfield Property Partners L.P.	$28,493	$29,165
Brookfield Renewable Partners L.P.	12,114	13,321
Brookfield Infrastructure Partners L.P.	17,169	20,036
Brookfield Business Partners L.P.	7,179	8,664
Other participating interests	14,682	10,647
	$79,637	$81,833
Non-controlling interests decreased by $2.2 billion during the quarter, primarily due to:

•
comprehensive loss attributable to non-controlling interests which totaled $4.6 billion; this is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments depreciated against the U.S. dollar, in particular the Brazilian real and Colombian peso;

•	$2.2 billion of distributions to non-controlling interests; and

•	ownership change decrease attributable to non-controlling interests of $790 million; partially offset by

•	net equity issuances to non-controlling interests totaling $5.4 billion.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-End Spot Rate			Average Rate
	2020	2019	Change	2020	2019	Change
Australian dollar	0.6131	0.7018	(13)%	0.6582	0.7125	(8)%
Brazilian real[1]	5.1975	4.0306	(22)%	4.4663	3.7679	(16)%
British pound	1.2420	1.3255	(6)%	1.2799	1.3024	(2)%
Canadian dollar	0.7112	0.7699	(8)%	0.7450	0.7521	(1)%
Colombian peso[1]	4,065.4	3,287.2	(24)%	3,551.7	3,134.0	(13)%

1.	Using Brazilian real and Colombian peso as the price currency.
As at March 31, 2020, our common equity of $28.7 billion was invested in the following currencies: United States dollars – 57% (December 31, 2019 – 54%); Brazilian reais – 10% (December 31, 2019 – 12%); British pounds – 13% (December 31, 2019 – 13%); Canadian dollars – 9% (December 31, 2019 – 8%); Australian dollars – 5% (December 31, 2019 – 6%); Colombian peso – 2% (December 31, 2019 – 2%); and other currencies – 4% (December 31, 2019 – 5%). Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2019 for all of our significant non-U.S. dollar investments.

Q1 2020 INTERIM REPORT 25

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019	Change
Australian dollar	$(911)	$26	$(937)
Brazilian real	(3,113)	(66)	(3,047)
British pound	(725)	195	(920)
Canadian dollar	(942)	146	(1,088)
Colombian peso	(883)	137	(1,020)
Other	(649)	18	(667)
Total cumulative translation adjustments	(7,223)	456	(7,679)
Currency hedges[1]	1,991	(181)	2,172
Total cumulative translation adjustments net of currency hedges	$(5,232)	$275	$(5,507)
Attributable to:
Shareholders	$(1,319)	$67	$(1,386)
Non-controlling interests	(3,913)	208	(4,121)
	$(5,232)	$275	$(5,507)

1.	Includes deferred income tax expense of $66 million (2019 – recovery of $9 million).
The foreign currency translation of our equity, net of currency hedges, for the three months ended March 31, 2020 was a loss of $5.2 billion. This was primarily attributable to lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real and Colombian peso. During the quarter, gains on our hedges relate to those against the Canadian and British currencies, for which financial contracts and foreign currency debt are used to reduce exposures. We do not typically hedge the Brazilian real, Colombian peso or other currencies in emerging markets due to the high cost associated with these contracts.

26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2020, 2019 and 2018, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2020	2019	2018
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.12	$0.11	$0.10
Class A Preferred Shares
Series 2	0.13	0.13	0.11
Series 4	0.13	0.13	0.11
Series 8	0.18	0.19	0.16
Series 9	0.13	0.13	0.14
Series 13	0.13	0.13	0.11
Series 15	0.11	0.12	0.09
Series 17	0.22	0.22	0.23
Series 18	0.22	0.22	0.23
Series 24	0.14	0.14	0.15
Series 25[3]	0.18	0.19	0.16
Series 26	0.16	0.16	0.17
Series 28	0.13	0.13	0.13
Series 30	0.22	0.22	0.23
Series 32[4]	0.24	0.24	0.22
Series 34[5]	0.21	0.20	0.21
Series 36	0.23	0.23	0.24
Series 37	0.23	0.23	0.24
Series 38	0.20	0.21	0.22
Series 40[6]	0.19	0.21	0.22
Series 42	0.21	0.21	0.22
Series 44	0.23	0.24	0.25
Series 46	0.22	0.23	0.24
Series 48	0.22	0.22	0.23

1.	Class B Limited Voting Shares (“Class B shares”).

2.	Adjusted to reflect three-for-two stock split effective April 1, 2020.

3.	Dividend rate reset commenced the last day of each quarter.

4.	Dividend rate reset commenced September 30, 2018.

5.	Dividend rate reset commenced March 31, 2019.

6.	Dividend rate reset commenced September 30, 2019.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q1 2020 INTERIM REPORT 27

SUMMARY OF QUARTERLY RESULTS
In the past two years, the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests, and to a limited extent in the first quarter of 2020, the COVID-19 pandemic.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2020	2019				2018
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$16,586	$17,819	$17,875	$16,924	$15,208	$16,006	$14,858	$13,276
Net (loss) income	(157)	1,638	1,756	704	1,256	3,028	941	1,664
Net (loss) income to shareholders	(293)	846	947	399	615	1,884	163	680
Per share[1]
– diluted	$(0.20)	$0.50	$0.61	$0.24	$0.39	$1.25	$0.07	$0.42
– basic	(0.20)	0.51	0.62	0.25	0.39	1.27	0.07	0.42

1.	Adjusted to reflect the three-for-two split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2020	2019				2018
FOR THE PERIODS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$(414)	$4	$394	$(1,398)	$169	$257	$132	$833
Income taxes	(364)	(200)	180	(239)	(236)	884	(144)	(339)
Net impact	$(778)	$(196)	$574	$(1,637)	$(67)	$1,141	$(12)	$494

28 BROOKFIELD ASSET MANAGEMENT

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
The decrease of revenues in the first quarter of 2020 compared to the prior quarter is primarily attributable to lower same-store growth as a result of seasonality and the impact of the COVID-19 pandemic. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.

•
In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.

•
In the third quarter of 2019, revenues increased from a full quarter contribution from Clarios and Healthscope, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.

•
In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.

•
In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.

•
The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from BPYU following the privatization, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.

•
Revenues increased in the third quarter of 2018 primarily due to recent acquisitions across all segments, including the privatization of BPYU, and same-store growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the BPYU privatization, more than offset the increase in revenues.

•
The increase in revenues in the second quarter of 2018 is primarily attributable to acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrodes manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord Inc. (“Norbord[1]”), one of the world’s largest producers of oriented strand board, and valuation and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 29

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 57.

30 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Asset Management	$806	$519	$287	$380	$323	$57	$4,886	$4,927	$(41)
Real Estate	2,622	2,601	21	219	250	(31)	18,555	18,781	(226)
Renewable Power	1,030	1,043	(13)	66	154	(88)	4,789	5,320	(531)
Infrastructure	2,274	1,731	543	137	194	(57)	2,450	2,792	(342)
Private Equity	10,213	9,238	975	165	175	(10)	3,544	4,086	(542)
Residential Development	408	439	(31)	(9)	(22)	13	2,575	2,859	(284)
Corporate Activities	103	218	(115)	(74)	(23)	(51)	(8,134)	(7,897)	(237)
Total segments	$17,456	$15,789	$1,667	$884	$1,051	$(167)	$28,665	$30,868	$(2,203)

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $17.5 billion and $884 million in the first quarter of 2020 compared to $15.8 billion and $1.1 billion in the prior period, respectively. FFO includes realized disposition gains of $107 million in 2020, compared to $223 million  in the prior period. Excluding disposition gains, FFO decreased by $51 million from the prior period.
Revenues increased primarily from our acquisition of an interest in Oaktree during the third quarter of 2019 as well as recent acquisitions within our Private Equity and Infrastructure segments. These increases were partially offset by sales of operating businesses during the last twelve months.
The decreases to FFO excluding disposition gains is primarily as a result of:

•	lower gains on our financial asset portfolio;

•	a decrease in realized carried interest[1], net of direct costs, to $59 million for the quarter, compared to $85 million recognized in the prior period; and

•	lower volumes at GrafTech and the consolidation of Cardone Industries, Inc. (“Cardone[1]”), our U.S. based manufacturer of automotive parts in our Private Equity segment; partially offset by

•	increased fee-related earnings[1] in our Asset Management segment where we benefited from fees earned on new capital raised across our fund strategies and contributions from Oaktree;

•	contributions from recent acquisitions, net of the impact of asset sales, across all business groups, in particular the acquisitions of Clarios and Healthscope in our private equity operations; and

•	same-store growth from improved pricing in our Renewable Power segment and margin improvements at our Brazilian residential business.
We recognized $107 million of disposition gains during the period as we continue to monetize mature assets to fund new investments and return capital to investors, on an opportunistic basis. Asset monetizations slowed towards the end of the quarter as a result of the COVID-19 pandemic and its impact on market activity. As we own our assets in perpetual vehicles and long-life private funds, we are under no pressure to monetize investments in the current environment, and will instead be patient as we seek to maximize value creation. During the quarter, at our real estate operations, we sold our interest in various core office and LP investment assets for a total gain of $27 million. We recognized a gain on the sale of $47 million on the sale of EBSA and a partial interest in AVN at our Infrastructure segment. At our private equity operations, we sold our investment in Nova Cold for a gain of $26 million and we recognized a gain of $7 million from the sale of our Thailand assets at our renewable power operations.
Common equity decreased by $2.2 billion to $28.7 billion primarily from a comprehensive loss during the quarter, dividends paid, and share buybacks. Comprehensive loss included $1.3 billion from unrealized losses on foreign currency translation as most currencies depreciated related to the U.S. dollar in the quarter. This was partially offset by a dilution gain we recognized on the purchase of BPY shares at a discount to book value.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 31

Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Oaktree	Public Securities	Total 2020	Total 2019
Real estate	$30,937	$16,846	$—	$—	$47,783	$56,056
Renewable power	13,028	20,496	—	—	33,524	33,520
Infrastructure	27,987	20,178	—	—	48,165	54,220
Private equity	15,431	5,528	—	—	20,959	20,710
Oaktree	—	—	102,642	—	102,642	110,349
Diversified	—	—	—	10,787	10,787	14,957
March 31, 2020	$87,383	$63,048	$102,642	$10,787	$263,860	n/a
December 31, 2019	$85,825	$78,681	$110,349	$14,957	n/a	$289,812
Fee-bearing capital decreased by $26.0 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Oaktree	Public Securities	Total
Balance, December 31, 2019	$85,825	$78,681	$110,349	$14,957	$289,812
Inflows	2,110	1,116	3,621	1,557	8,404
Outflows	—	—	(1,865)	(981)	(2,846)
Distributions	(361)	(1,273)	(157)	—	(1,791)
Market valuation	11	(14,967)	(5,356)	(4,735)	(25,047)
Other	(202)	(509)	(3,950)	(11)	(4,672)
Change	1,558	(15,633)	(7,707)	(4,170)	(25,952)
Balance, March 31, 2020	$87,383	$63,048	$102,642	$10,787	$263,860
Long-term private fund fee-bearing capital increased by $1.6 billion, primarily due to:

•
$2.1 billion of inflows, including $0.9 billion of commitments related to the final close of our fourth flagship infrastructure fund and approximately $1.2 billion of co-invest and other capital within our private equity and infrastructure strategies; partially offset by

•	$0.4 billion of distributions and capital returned during the quarter and $0.2 billion related to expired capital.
Perpetual strategy fee-bearing capital decreased by $15.6 billion, due to:

•	$15.0 billion market valuation decrease, as the unit prices of our listed partnerships decreased during the first quarter along with the market-wide sell off experienced as a result of COVID-19; and

•	$1.3 billion of distributions, including quarterly distributions paid to the listed partnerships’ unitholders and unit repurchases; partially offset by

•	$1.1 billion of inflows, including $0.8 billion from the completion of term debt issuances at BPY and BEP and $0.3 billion of capital deployed in our perpetual real estate funds.

32 BROOKFIELD ASSET MANAGEMENT

Oaktree fee-bearing capital decreased by $7.7 billion, due to:

•	$5.4 billion market valuation decrease, reflecting the fluctuations in funds whose management fees are based on the net asset values of the funds;

•	$4.0 billion of other movements primarily relate to changes in the fee-bearing capital managed by an affiliate of Oaktree; and

•	$1.9 billion of outflows, primarily within open-end funds; partially offset by

•	$3.6 billion of inflows from additional fundraising and deployment, primarily within closed-end and open-end funds.
Public securities capital decreased by $4.2 billion, due to:

•	$4.7 billion market valuation decrease; and

•	$1.0 billion of redemptions, primarily within our real estate and natural resources public funds; partially offset by

•	$1.6 billion of fund inflows.
Carry Eligible Capital
Carry eligible capital1 of $120.0 billion as at March 31, 2020 was relatively in line with the balance at December 31, 2019 ($119.8 billion). Capital raised in the final close of our flagship infrastructure fund, as well as additional capital raised in our perpetual real estate strategies, was partially offset by the return of capital across various funds.
As at March 31, 2020, $76.6 billion of carry eligible capital was deployed (December 31, 2019 – $72.2 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $43.4 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2019 – $47.6 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the listed partnerships. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO
	Ref.	2020	2019	2020	2019
Fee-related earnings	i	$674	$400	$321	$238
Realized carried interest	ii	132	119	59	85
Asset management FFO		$806	$519	$380	$323

Unrealized carried interest
Generated				$(298)	$324
Foreign exchange				(198)	8
				(496)	332
Less: direct costs				208	(90)
Unrealized carried interest, net	iii			(288)	242
Less: unrealized carried interest not attributable to BAM				45	—
				$(243)	$242

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 33

i.    Fee-Related Earnings

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Fee revenues
Base management fees	$592	$336
Incentive distributions	76	64
Transaction and advisory fees	6	—
	674	400
Less: direct costs	(331)	(162)
	343	238
Less: fee-related earnings not attributable to BAM	(22)	—
Fee-related earnings	$321	$238
Fee-related earnings increased by $83 million due mainly to higher base management fees and incentive distributions earned during the quarter, partially offset by increased direct costs.
Base management fees increased by $256 million to $592 million, a 76% increase from 2019. The increase is broken down as follows:

•	$213 million increase in fees related to Oaktree acquired in September 2019, or $132 million at our share;

•	$48 million increase in long-term private fund fees, primarily due to third-party commitments raised over the last twelve months, including $15 billion for our latest infrastructure fund; and

•	Relatively flat fees from our perpetual strategies, as increased fees from our perpetual private fund strategies were offset by lower fees from our listed partnerships.
Incentive distributions from BIP, BEP and BPY increased by $12 million to $76 million, a 19% increase from 2019. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. The majority of the increase related to costs from Oaktree, which accounted for $156 million in additional costs, or $96 million at our share. Brookfield direct costs increased $13 million on a standalone basis from the prior year quarter as we continue to build our organization to support our current and future growth.
The margin on our fee-related earnings, including our 61.6% share of Oaktree’s fee-related earnings, was 54% in the current quarter (2019 – 60%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 51% in the current quarter. The Brookfield margin on a standalone basis was 62% for the quarter, an increase from the prior period margin of 60%.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $59 million of carried interest, net of direct costs (2019 – $85 million). Realizations during the quarter were mainly attributable to distributions within Oaktree funds, along with realizations in our first flagship real estate and co-invest infrastructure funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.

34 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2020			2019
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$4,212	$(1,553)	$2,659	$2,486	$(754)	$1,732
In-period change
Unrealized in period	(298)	145	(153)	324	(89)	235
Foreign currency revaluation	(198)	63	(135)	8	(1)	7
	(496)	208	(288)	332	(90)	242
Less: realized	(132)	57	(75)	(119)	34	(85)
	(628)	265	(363)	213	(56)	157
Accumulated unrealized, end of period	3,584	(1,288)	2,296	2,699	(810)	1,889
Oaktree carried interest not attributable to BAM shareholders	(420)	219	(201)	—	—	—
Accumulated unrealized, end of period, net	$3,164	$(1,069)	$2,095	$2,699	$(810)	$1,889
Unrealized carried interest in the current quarter before foreign exchange and associated costs, decreased by $298 million, represented mainly by changes in Oaktree’s public mark-to-market valuations, as well as our real estate private funds. The negative generation reflects subsets of these funds that are more immediately impacted by the current environment, such as hospitality and leisure assets. For these assets we have updated our discounted cash flow models to reflect the near to medium term impact to cash flows, assuming a gradual recovery to more normalized levels towards the end of 2020 and into 2021. Given the nature of our investments we have not changed our view of intrinsic value and have therefore largely not adjusted discount rates or terminal value assumptions.
The remainder of our portfolio is defensive in nature, with many critical service assets or businesses that have contracted, leased or regulated cash flows, and therefore, it has been resilient in the current market environment.
Accumulated unrealized carried interest totaled $3.2 billion at March 31, 2020. We estimate that approximately $1.1 billion of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $1.2 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

Q1 2020 INTERIM REPORT 35

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Property Partners
Equity units[1]	i	$1,906	$2,074	$160	$159	$15,283	$15,770
Preferred shares		—	9	—	9	16	16
		1,906	2,083	160	168	15,299	15,786
Other real estate investments	ii	716	518	32	22	3,256	2,995
Realized disposition gains	iii	—	—	27	60	—	—
		$2,622	$2,601	$219	$250	$18,555	$18,781

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 87.1 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPYU Class A shares, together representing an effective economic interest[2] of 56% of BPY.

2.	See “Economic ownership interest” in the Glossary of Terms beginning on page 57.
Revenues from our real estate operations increased by $21 million as the benefits of acquisitions were partly offset by the decrease in revenue due to COVID-19, particularly within our hospitality properties, and the negative impact of foreign currency translation. FFO prior to realized disposition gains remained flat as FFO increases from lease commencements and same-store growth at our core office portfolio, lower management fees paid, one-time transactional revenue at our retail and LP investments portfolios as well as our increased ownership interest in BPY were offset by the aforementioned COVID-19 impacts and lower dividends from the preferred shares following their redemption.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Core office	$135	$140
Core retail	195	184
LP investments	62	86
Corporate	(83)	(103)
Attributable to unitholders	309	307
Non-controlling interests	(136)	(141)
Segment reallocation and other[1]	(13)	(7)
Brookfield’s interest	$160	$159

1.
Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.

BPY’s FFO for the quarter was $309 million, of which our share was $160 million, compared to $159 million in the prior year quarter.
Core Office
FFO decreased by $5 million to $135 million primarily due to higher interest expense due to refinancing activity. This was partially offset by contributions from business and property acquisitions, same-store leasing growth driven by lease commencements as well as higher development management and joint venture partner fee income.

36 BROOKFIELD ASSET MANAGEMENT

Core Retail
FFO increased by $11 million from the prior year quarter to $195 million as a result of:

•	transaction income on the sale of investments; partially offset by

•	lower lease earnings and higher interest expense due to refinancing activity.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $24 million from the prior year quarter due to:

•	lower net operating income in our hospitality properties related to COVID-19 related cancellations and closures;

•	assets sold in our BSREP I fund since the prior year and the impact of foreign currency translation; partially offset by

•	lower interest and administrative expenses as a result of the deconsolidation of BSREP III fund within BPY.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $83 million decreased from the prior year quarter due to lower asset management fees resulting from a decline in year-over-year market capitalization as well as lower interest cost from decreased corporate borrowings.

ii.	Other Real Estate Investments
FFO was $32 million in the current quarter, $10 million higher than the prior year quarter primarily due to contributions from our share of recently acquired assets of BSREP III.

iii.	Realized Disposition Gains
Realized disposition gains of $27 million relate to sales of properties across our portfolios. Most significantly, we sold certain properties in the U.S. including a partial interest in a core office property as well as an opportunistic office property.
Disposition gains of $60 million in the prior year quarter primarily relate to dispositions of our opportunistic Shanghai retail portfolio and sales of full or partial interests in a number of retail and opportunistic properties.
Common Equity
Common equity in our Real Estate segment decreased to $18.6 billion as at March 31, 2020 from $18.8 billion as at December 31, 2019. The decrease is primarily a result of comprehensive losses as well as distributions and share cancellations made during the quarter, partially offset by our increased equity interest acquired at a discount resulting in accretion gains during the quarter.

Q1 2020 INTERIM REPORT 37

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Renewable Partners[1]	i	$1,083	$1,091	$123	$130	$4,243	$4,810
Energy contracts	ii	(53)	(48)	(64)	(48)	546	510
Realized disposition gains	iii	—	—	7	72	—	—
		$1,030	$1,043	$66	$154	$4,789	$5,320

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP. Segment revenues at BEP include $264 million (2019 – $245 million) revenue from TERP.

Compared to the prior year quarter, revenues and FFO excluding realized disposition gains generated by our renewable power operations decreased by $13 million and $23 million, respectively. Revenues and FFO were both negatively impacted by foreign currency translation, higher management fees and lower realized margins on generation sold within our directly held energy contracts, partially offset by contributions from acquisitions net of dispositions.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND MILLIONS)	2020	2019	2020	2019	2020	2019
Hydroelectric	5,658	5,704	5,019	5,078	$222	$218
Wind	1,210	1,269	1,423	1,425	44	49
Solar	240	199	275	195	18	18
Storage and other	56	74	—	—	6	7
Corporate	—	—	—	—	(73)	(65)
Attributable to unitholders	7,164	7,246	6,717	6,698	217	227
Non-controlling interests and other[2]					(94)	(97)
Brookfield’s interest					$123	$130

1.	Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 57.

2.	Includes incentive distributions paid to Brookfield of $16 million (2019 – $12 million) as the general partner of BEP.
BEP’s FFO for the first quarter of 2020 was $217 million, of which our share was $123 million, compared to $130 million in the prior year quarter. Generation for the quarter totaled 7,164 GWh, 7% above the long-term average (“LTA”). This represents a 1% decrease compared to the prior year quarter, or a 6% decrease on a same-store basis excluding the impact of acquisitions.

38 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
The primary contributors to the $4 million increase in FFO were:

•
$4 million increase in North American FFO as average realized revenue per MWh was higher due to inflation indexation and strong same-store generation. This increase was partially offset by the sale of a 25% interest in certain of our Canadian assets; and

•
higher same-store generation in our Brazilian operations, cost reduction initiatives and an increase in average revenue per MWh in our Colombian business, partially offset by lower realized prices in Brazil and the impact of foreign currency translation resulting in overall FFO consistent with the prior year quarter in our South American operations.

Wind
Wind operations’ FFO decreased by $5 million to $44 million due to:

•	the absence of FFO from the sale of certain of our European wind assets and foreign currency translation; and

•	below average generation at our North American and Brazilian businesses; partially offset by

•	the acquisition of wind facilities in China and India and cost reduction initiatives.
Solar
FFO from our solar operations were consistent with the prior year quarter as growth in our portfolio and the expansion of our distributed generation business within TerraForm Power, Inc. (“TERP1”) was offset by the sale of certain solar assets in non-core markets.
Storage and Other
FFO from our storage and other activities were consistent with the prior year quarter.
Corporate
The corporate FFO deficit increased by $8 million due to a growth in management fees as the unit price of BEP appreciated over the last twelve months.

ii.	Energy Contracts
During the quarter, we purchased 1,187 GWh (2019 – 1,139 GWh) from BEP at $83 per MWh (2019 – $75 per MWh) and sold the purchased generation at an average selling price of $29 per MWh (2019 – $48 per MWh). As a result, we incurred an FFO deficit of $64 million compared to a deficit of $48 million in the prior year quarter.

iii.	Realized Disposition Gains
Disposition gains of $7 million for the quarter relate to the sale of our interest in solar assets located in Thailand.
Prior year quarter disposition gains relate to the sale of a 25% interest in select Canadian hydroelectric assets in Ontario and British Columbia.
Common Equity
Common equity in our Renewable Power segment decreased to $4.8 billion as at March 31, 2020 from $5.3 billion as at December 31, 2019. The contribution from FFO was more than offset by foreign exchange, depreciation and distributions paid to investors. Our renewable PP&E is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. Our critical estimates and assumptions underlying the valuation of PP&E have not changed materially as a result of the COVID-19 pandemic. Refer to Part 5 for discussions.

Q1 2020 INTERIM REPORT 39

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Infrastructure Partners[1]	i	$2,235	$1,635	$88	$92	$1,888	$2,141
Sustainable resources and other	ii	39	96	2	11	562	651
Realized disposition gains	iii	—	—	47	91	—	—
		$2,274	$1,731	$137	$194	$2,450	$2,792

1.
Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units of BIP LP, as well as 13.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 30% of BIP.

Revenues generated by our Infrastructure segment increased by $543 million compared to the prior year quarter. This was due to the contribution from acquisitions completed in the last twelve months and organic growth initiatives across our operations.
FFO excluding realized disposition gains decreased by $13 million compared to the prior year quarter. Benefits from the aforementioned activities were more than offset by lower volumes at the transport operations following the outbreak of COVID-19, the impact of foreign currency, and higher incentive distribution paid by BIP as a result of increased distributions per unit paid to unitholders.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Utilities	$146	$137
Transport	120	139
Energy	115	107
Data infrastructure	42	28
Corporate	(65)	(60)
Attributable to unitholders	358	351
Segment reallocation[1]	(3)	—
Non-controlling interests and other[2]	(267)	(259)
Brookfield’s interest	$88	$92

1.	Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP.

2.	Includes incentive distributions paid to Brookfield of $46 million (2019 – $38 million) as the general partner of BIP.
BIP’s FFO for the first quarter of 2020 was $358 million, of which our share was $88 million compared to $92 million in the prior year quarter. Key variances for our businesses are described below.
Utilities
FFO of $146 million was $9 million higher than the prior year quarter. The increase was primarily due to:

•	benefits of inflation-indexation and capital commissioned into the rate base over the last twelve months; and

•	the contribution from a North American regulated gas transmission business acquired in October 2019; partially offset by

•	a reduction in foreign currency rates and loss of earnings associated with the sale of EBSA in January 2020.

40 BROOKFIELD ASSET MANAGEMENT

Transport
FFO in our transport segment of $120 million was $19 million lower than the prior year quarter. The decrease is primarily due to:

•	lower container volumes in the U.S. and Australia;

•	the impact on the sale of our European port operations and a partial sale of our interest in AVN; and

•	the negative impact a lower Brazilian real compared to the prior period; partially offset by

•	initial contribution from container volumes of G&W and inflationary tariff increases at our rail and road operations; and

•	increased mineral volumes at our Australian rail business.
Energy
FFO from our energy operations of $115 million was $8 million higher than the prior year quarter due to:

•	organic growth at our North American natural gas transmission business due to strong demand for transport services;

•	additional customers secured at our North American residential infrastructure business; and

•	the acquisitions of the federally regulated portion of our western Canadian midstream business and a natural gas pipeline in India; partially offset by

•	the absence of income resulting from the sale of our Australian district energy operation and lower revenues at our gas storage operations.
Data Infrastructure
FFO from our data infrastructure operations of $42 million was $14 million higher than the prior year quarter due to:

•	the acquisitions of Vodafone New Zealand (“Vodafone[1]”), a data distribution business in New Zealand, a telecom tower business in the U.K. and a portfolio of data centers in Brazil; and

•	inflation-indexation and new points-of-presence added at our French telecom business.
Corporate
The Corporate FFO deficit of $65 million was largely in line with the prior year quarter.

ii.	Sustainable Resources and Other
FFO at our agriculture operations decreased compared to the prior year quarter due to the timing of the soybean harvest, which occurred earlier last year, the impact of the depreciating Brazilian real and the sale of Acadian Timber Corp. (“Acadian1”), our Canadian timber business.

iii.	Realized Disposition Gains
In the current quarter, we recognized disposition gains of $47 million relating to the sale of EBSA and our partial interest in AVN.
Common Equity
Common equity in our Infrastructure segment was $2.5 billion as at March 31, 2020 (December 31, 2019 – $2.8 billion). The contributions from earnings were offset by the depreciation of foreign currencies against the U.S. dollar and distribution to unitholders.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations. Our critical estimates and assumptions underlying the valuation of PP&E, as well as intangibles assets have not changed materially as a result of the COVID-19 pandemic. Refer to Part 5 for discussions.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Business Partners[1]	i	$10,176	$9,221	$96	$139	$1,874	$2,389
Other investments	ii	37	17	43	36	1,670	1,697
Realized disposition gains	iii	—	—	26	—	—	—
		$10,213	$9,238	$165	$175	$3,544	$4,086

1.
Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 63% of BBU.

Revenues generated from our private equity operations increased by $1.0 billion primarily as a result of the acquisitions of Clarios and Healthscope in the second quarter of 2019 and Genworth in the fourth quarter of 2019. This was partially offset by the sale of our global provider of facilities management services and our executive relocation services business during the second quarter of 2019, as well as lower revenues at GrafTech and Greenergy.
FFO, prior to disposition gains, decreased by $36 million to $139 million primarily due to higher interest and tax expense from the acquisitions of Clarios and Genworth as well as losses at our construction services business. The aforementioned factors were partially offset by the contributions from businesses acquired, net of asset sales as well as an increase in our ownership interest of Altera.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Business services	$42	$32
Infrastructure services	104	102
Industrials	57	81
Corporate	(9)	(10)
Attributable to unitholders	194	205
Non-controlling interests	(72)	(66)
Segment reallocation and other[1]	(26)	—
Brookfield’s interest	$96	$139

1.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

BBU generated $194 million of FFO compared to $205 million in the prior period. Excluding a realized gain on the sale of Nova Cold, our share of BBU’s FFO was $96 million, compared to $139 million in the prior year quarter.
Business Services
Business services’ FFO increased by $10 million to $42 million primarily due to realized disposition gains on the sale of Nova Cold. Excluding gains that we reclassify to realized disposition gains, FFO decreased by $32 million primarily due to:

•	reduced levels of productivity and increased costs at our construction services business; partially offset by

•	contributions from the acquisitions of Genworth, Healthscope and our Brazilian heavy equipment and light fleet vehicle management company.

42 BROOKFIELD ASSET MANAGEMENT

Infrastructure Services
Within our infrastructure services operations, we generated $104 million of FFO, compared to $102 million in the prior year quarter, primarily due to:

•	higher contributions from Altera due to an increase in our proportionate ownership from 25% to 43%;

•	contributions from the acquisition of BrandSafway which was acquired in the current quarter; partially offset by

•
lower fuel shipments in Europe, the Middle East and Africa (“EMEA”), which was a large outage and fuel shipment period for the business. Additionally, the results reflected an expected lower contribution from engineering works for new plant projects in the quarter.

Industrials
FFO from our industrials portfolio decreased by $24 million to $57 million due to:

•	losses generated at Cardone as the operational turnaround plan at the business was impacted by reduced demand as a result of the COVID-19 pandemic; and

•	lower sales volumes at GrafTech; partially offset by

•	contributions from Clarios which was acquired in the second quarter of 2019.
Corporate
The Corporate FFO deficit decreased by $1 million as the current period income tax recovery was partially offset by increased management fee expense due to higher capitalization.
Performance Fees
BBU pays performance fees quarterly based on the volume-weighted average increase in BBU’s unit price above the previous threshold on which fees were paid. There were no performance fees paid in the current or prior quarter.

ii.	Other Investments
FFO from other investments increased by $7 million to $43 million primarily as a result of an increase in average OSB pricing despite lower volumes. This increase was partially offset by a decrease in FFO from Vistra Energy Corp. (“Vistra1”), a U.S. electricity, natural gas, and power generation business, following a partial sale of our interest during the fourth quarter of 2019.

iii.	Realized Disposition Gains
Realized disposition gains were $26 million in the current quarter, compared to $nil in the prior year quarter. During the current quarter, we completed the sale of Nova Cold.
Common Equity
Common equity in our Private Equity segment was $3.5 billion as at March 31, 2020 (December 31, 2019 – $4.1 billion). The decrease is primarily attributable to foreign currency translation, distributions to unit holders and depreciation expense. These decreases were partially offset by contributions from FFO. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

1.	See definition in Glossary of Terms beginning on page 57.

Q1 2020 INTERIM REPORT 43

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
North America	$324	$364	$(2)	$1	$1,956	$2,083
Brazil and other	84	75	(7)	(23)	619	776
	$408	$439	$(9)	$(22)	$2,575	$2,859
North America
FFO deficit from our North American operations was $2 million, relatively consistent with the prior year quarter as lower margins on homes were offset by lower interest and operating expenses.
As at March 31, 2020, we had 90 active housing communities (March 31, 2019 – 89) and 26 active land communities (March 31, 2019 – 30).
Brazil and Other
FFO from our Brazilian operations improved by $16 million to a deficit of $7 million in the current quarter as the current quarter benefited from the sale of inventory with improved gross margins. The prior period results were impacted by legacy project deliveries which commanded a negative margin.
During the first quarter of 2020, we completed and delivered one project, compared to five projects in the prior year quarter.
We began 2020 with 20 projects under construction and as of March 31, 2020, we have 24 projects under construction, of which 22 relate to projects launched since late 2016, which command relatively higher margins than the two older projects.
Common Equity
Common equity was $2.6 billion as at March 31, 2020 (December 31, 2019 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in equity is primarily attributable to the weakening of the Canadian dollar and Brazilian real compared to the U.S. dollar.

44 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
Corporate cash and financial assets, net	$66	$90	$55	$98	$1,949	$2,181
Corporate borrowings	—	—	(89)	(87)	(7,235)	(7,083)
Preferred equity[1]	—	—	—	—	(4,145)	(4,145)
Other corporate investments	37	128	(3)	3	565	680
Corporate costs and taxes/net working capital	—	—	(37)	(37)	732	470
	$103	$218	$(74)	$(23)	$(8,134)	$(7,897)

1.	FFO excludes preferred share distributions of $35 million (2019 – $37 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at March 31, 2020, our portfolio of corporate cash and financial assets includes $945 million of cash and cash equivalents (2019 – $789 million), which is consistent with the prior quarter as the issuance of $600 million of corporate debt in the current quarter was offset by the early redemption of $251 million (C$350 million) of corporate debt, funding of capital calls in our BSREP III fund and the repurchase of 2.9 million Class A shares on a post-split basis.
Our corporate cash and financial assets generated FFO of $55 million, which was $43 million lower than the prior year quarter, primarily due to lower mark-to-market gains in the current year. The prior year quarter benefited from significant gains as the stock markets rebounded from a decrease in late 2018.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $89 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. The increased from the prior year quarter was primarily as a result of the aforementioned net increase in our borrowings.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments include our insurance and pension businesses and Oaktree which was acquired in the third quarter of 2019. The decrease in FFO is primarily from direct costs relating to provisions and payment of claims in our insurance business.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities, and was in an asset position of $732 million as at March 31, 2020, an increase from the prior year balance of $470 million. Included within this balance are net deferred income tax assets of $1.9 billion (December 31, 2019 – $2.2 billion). The FFO deficit also includes corporate costs and cash taxes which remained in line with the prior year quarter.
The common equity deficit in our Corporate segment of $8.1 billion as at March 31, 2020 is largely in line with the balance at year end ($7.9 billion).

Q1 2020 INTERIM REPORT 45

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At March 31, 2020, our corporate capitalization was $44.0 billion (December 31, 2019 – $47.1 billion) with a debt to capitalization of 16% (December 31, 2019 – 15%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At March 31, 2020, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
Our Share of Capitalization1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments.
The following table presents our capitalization on a consolidated, corporate and our share basis:

		Corporate		Consolidated		Our Share
AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Ref.	2020	2019	2020	2019	2020	2019
Corporate borrowings	i	$7,235	$7,083	$7,235	$7,083	$7,235	$7,083
Non-recourse borrowings
Subsidiary borrowings	i	—	—	9,266	8,423	5,869	5,382
Property-specific borrowings	i	—	—	124,494	127,869	46,580	44,436
		7,235	7,083	140,995	143,375	59,684	56,901
Accounts payable and other		3,437	4,708	40,504	43,077	11,187	13,617
Deferred income tax liabilities		483	279	14,175	14,849	3,436	4,541
Subsidiary equity obligations		—	—	4,158	4,132	1,922	1,896
Liabilities associated with assets classified as held for sale		—	—	304	1,690	46	212
Equity
Non-controlling interests		—	—	79,637	81,833	—	—
Preferred equity	ii	4,145	4,145	4,145	4,145	4,145	4,145
Common equity	iii	28,665	30,868	28,665	30,868	28,665	30,868
		32,810	35,013	112,447	116,846	32,810	35,013
Total capitalization		$43,965	$47,083	$312,583	$323,969	$109,085	$112,180

Debt to capitalization	16%	15%	45%	44%	55%	51%

1.	See definition in Glossary of Terms beginning on page 57.

46 BROOKFIELD ASSET MANAGEMENT

i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT MAR. 31, 2020 AND DEC. 31, 2019 ($ MILLIONS)	2020	2019	2020	2019	2020	2019
Term debt	4.5%	4.6%	11	10	$7,284	$7,128
Revolving facilities	—%	—%	4	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(49)	(45)
Total					$7,235	$7,083
As at March 31, 2020, corporate borrowings included term debt of $7.3 billion (December 31, 2019 – $7.1 billion) which had an average term to maturity of 11 years (December 31, 2019 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2023 until 2050. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $600 million of 3.45% notes with a 2050 maturity, partially offset by the repayment of $251 million (C$350 million) of 5.30% notes due on March 1, 2021, as well as $193 million of foreign currency depreciation.
Subsequent to March 31, 2020, we issued $750 million of 4.35% notes with a 2030 maturity.
We had no commercial paper or bank borrowings outstanding at March 31, 2020 (December 31, 2019 – $nil). Our commercial paper program is supplemented by our $2.6 billion revolving term credit facilities with maturities ranging from 2022 to 2024. As at March 31, 2020, $64 million of the facilities were utilized for letters of credit (December 31, 2019 – $66 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

	Average Rate		Average Term (Years)		Consolidated
AS AT MAR. 31, 2020 AND DEC. 31, 2019 ($ MILLIONS)	2020	2019	2020	2019	2020	2019
Real estate	3.6%	3.9%	4	4	$2,283	$2,024
Renewable power	3.7%	4.0%	9	9	2,000	2,098
Infrastructure	3.2%	3.4%	5	6	2,740	2,470
Private equity	3.3%	—%	4	—	283	—
Residential development	5.5%	6.2%	6	5	1,960	1,831
Total	3.9%	4.2%	6	6	$9,266	$8,423
Subsidiary borrowings include listed partnership’s recourse term debt and credit facility draws. It generally has no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU).

Q1 2020 INTERIM REPORT 47

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed partnerships.

	Average Rate		Average Term (Years)		Consolidated
AS AT MAR. 31, 2020 AND DEC. 31, 2019 ($ MILLIONS)	2020	2019	2020	2019	2020	2019
Real estate	4.1%	4.4%	4	4	$66,708	$67,909
Renewable power	5.0%	5.0%	10	9	15,391	15,787
Infrastructure	4.3%	4.7%	7	7	18,827	20,776
Private equity and other	5.2%	5.4%	5	6	23,232	23,105
Residential development	4.6%	5.4%	3	3	336	292
Total	4.5%	4.7%	6	6	$124,494	$127,869
Property-specific borrowings have decreased by $3.4 billion since December 31, 2019. The decrease in borrowings in our real estate and infrastructure operations are primarily related to the pay-down of fund level subscription facilities which were paid down with capital calls in quarter. In addition to pay-downs of subscription facilities, the remainder of the decrease in consolidated borrowings is driven by foreign exchange fluctuations. These decreases were partially offset by asset acquisitions across the business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at March 31, 2020, 68% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Fixed Rate				Floating Rate
	2020		2019		2020		2019
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.5%	$7,235	4.6%	$7,083	—%	$—	—%	$—
Subsidiary borrowings	4.5%	6,182	4.6%	6,152	2.7%	3,084	3.4%	2,271
Property-specific borrowings	5.1%	52,500	5.2%	49,614	4.0%	71,994	4.4%	78,255
Total	5.0%	$65,917	4.9%	$62,849	3.9%	$75,078	4.4%	$80,526
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)		2020	2019	2020	2019
Fixed rate-reset	Perpetual	4.2%	4.3%	$2,875	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	2.9%	2.9%	531	531
Total		4.2%	4.2%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2020 was 284 basis points.

48 BROOKFIELD ASSET MANAGEMENT

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A shares during the quarters are as follows:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020[1]	2019[1]
Outstanding at beginning of period	1,509.3	1,432.7
Issued (repurchased)
Repurchases	(2.9)	(1.4)
Long-term share ownership plans[2]	6.6	1.6
Dividend reinvestment plan and others	0.1	0.1
Outstanding at end of period	1,513.1	1,433.0
Unexercised options and other share-based plans[2]	58.1	46.7
Total diluted shares at end of period	1,571.2	1,479.7

1.	Adjusted to reflect the three-for-two-stock split effective April 1, 2020.

2.	Includes management share option plan and restricted stock plan.
The company holds 58.4 million Class A shares (2019 – 56.7 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 5.9 million (2019 – 12.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2020 and March 31, 2019, resulting in a net reduction of 52.5 million (2019 – 44.5 million) diluted shares outstanding.
During the first quarter of 2020, 3.1 million options were exercised, of which 1.3 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 1.7 million vested options.
The cash value of unexercised options was $1.2 billion as at March 31, 2020 (December 31, 2019 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
On April 1, 2020, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding, resulting in the issuance of 524 million Class A shares.
As of May 14, 2020, the Corporation had outstanding 1,511,697,736 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP and BBU because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at quarter end was $13.1 billion, or inclusive of investor commitments to our private funds, was $59.0 billion at the end of the quarter, as we continue to pursue a number of attractive investment opportunities.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. There are no corporate debt maturities until March 2023 when $427 million (C$600 million) is due. Periodically, we will also fund acquisitions and seed new investment strategies.
At the listed partnership level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.

Q1 2020 INTERIM REPORT 49

In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. As of March 31, 2020, the Corporation has funded $866 million of our $2.75 billion commitment. In April, we funded a further $123 million of our commitment. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Oaktree	Total 2020	Total 2019
Cash and financial assets, net	$1,949	$23	$332	$848	$241	$410	$3,803	$3,575
Undrawn committed credit facilities	2,526	2,483	1,817	719	1,292	500	9,337	9,808
Core liquidity[1]	4,475	2,506	2,149	1,567	1,533	910	13,140	13,383
Uncalled private fund commitments	—	11,701	3,685	9,941	6,911	13,661	45,899	50,735
Total liquidity[1]	$4,475	$14,207	$5,834	$11,508	$8,444	$14,571	$59,039	$64,118

1.	See definition in Glossary of Terms beginning on page 57.
As at March 31, 2020, the Corporation’s core liquidity was $4.5 billion, consisting of $1.9 billion in cash and financial assets, net of deposits and other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed partnerships and private funds, as well as seeding new investment products.
Subsequent to March 31, 2020, the Corporation issued $750 million of 4.35% notes with a 2030 maturity and closed on a $1 billion increase to the credit facility at the Corporation along with another $1 billion increase to the credit facility at BIP, both with two-year maturities.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 52. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
The Corporation generates significant cash available for distribution and/or reinvestment. Our primary sources of recurring cash flows include:

•	Fee-related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds.

•	Distributions from invested capital, in particular our listed partnerships.

•	Other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.

50 BROOKFIELD ASSET MANAGEMENT

During the first quarter of 2020, we generated $751 million of cash available for distribution and/or reinvestment, inclusive of:

•	$286 million fee-related earnings, excluding Oaktree;

•	$30 million realized carried interest, net, excluding Oaktree;

•	$55 million of distributable earnings from our investment in Oaktree;

•	$369 million of distributions from our listed partnerships and other investments; and

•	$193 million of cash generated by our corporate cash and financial asset portfolio; partially offset by

•	other invested capital earnings and preferred share dividends paid, net of equity-based compensation costs, which resulted in expenses of $182 million.
The Corporation paid $182 million in cash dividends on its common equity during the quarter ended March 31, 2020 (2019 – $153 million).
Earnings and distributions received by the Corporation are available for distribution and/or reinvestment and are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
1) Asset management FFO
Fee revenues	$461	$400
Direct costs	(175)	(162)
Fee-related earnings[1]	286	238
Realized carried interest, net[1]	30	85
	316	323

Our share of Oaktree’s distributable earnings	55	—

2) Distributions from investments
Listed partnerships	349	346
Corporate cash and financial assets	193	7
Other investments	20	30
	562	383
3) Other invested capital earnings
Corporate borrowings	(89)	(87)
Corporate costs and taxes	(37)	(37)
Other wholly owned investments	(46)	(39)
	(172)	(163)
Preferred share dividends	(35)	(37)
Add back: equity-based compensation costs	25	21
Cash available for distribution and/or reinvestment	$751	$527

1.	Excludes $57 million and $94 million of fee-related earnings and realized carried interest, net from Oaktree, respectively.

Q1 2020 INTERIM REPORT 51

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed partnerships
Brookfield Property Partners[4]	56%	527.7	$1.33	$4,269	$702	$174
Brookfield Renewable Partners	61%	188.4	2.17	8,004	409	104
Brookfield Infrastructure Partners[5]	30%	137.6	1.94	4,949	267	65
Brookfield Business Partners	63%	94.5	0.25	2,403	24	6
					1,402	349
Corporate cash and financial assets[6]	various	various	various	1,949	196	193
Other investments
Norbord	42%	34.8	0.14	412	5	5
Other[7]	various	various	various	various	60	15
					65	20
Total					$1,663	$562

1.	Based on current distribution policies.

2.	Quoted value represents the value of Brookfield owned units as at market close on March 31, 2020.

3.
Distributions (current rate) are calculated by multiplying units held as at March 31, 2020 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 57.

4.
BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 52%, assuming conversion of convertible preferred shares held by a third party. For the quarter ended March 31, 2020, BPY’s distributions include $nil of preferred share dividends received by the Corporation (2019 – $9 million)

5.	Brookfield owned units represent the combined units held in BIP LP and BIPC.

6.	Includes cash and cash equivalents and financial assets net of deposits.

7.	Other includes cash distributions from our 27.5% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.

52 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Operating activities	$1,682	$1,596
Financing activities	3,837	25
Investing activities	(2,087)	(3,231)
Change in cash and cash equivalents	$3,432	$(1,610)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.7 billion in 2020, a $86 million increase from the first quarter of 2019. Operating cash flows prior to non-cash working capital and residential inventory were $2.1 billion this quarter, $160 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $3.8 billion from financing activities during the first quarter of 2020, compared to $25 million in the first quarter of 2019. Our subsidiaries issued $10.9 billion (2019 – $8.4 billion) and repaid $8.3 billion (2019 – $7.0 billion) of non-recourse borrowings, for a net issuance of $2.6 billion (2019 – $1.4 billion) during the quarter. We raised $6.4 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, repaid $1.9 billion of short-term borrowings backed by private fund commitments and returned $3.2 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the first quarter of 2020, we invested $8.4 billion and generated proceeds of $6.3 billion from dispositions for net cash deployed in investing activities of $2.1 billion. This compares to net cash deployed of $3.3 billion in 2019. We paid cash of $121 million to acquire consolidated subsidiaries, as well as $1.5 billion of equity accounted investments during the quarter driven by our purchase of an interest in BrandSafway. Refer to our Acquisitions of Consolidated Entities in Note 4 and Equity Accounted Investments in Note 8 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net inflow of $482 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.

Q1 2020 INTERIM REPORT 53

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited March 31, 2020 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2019 consolidated financial statements.
COVID-19
The company has been closely monitoring developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions in which we do businesses. The company has implemented its business continuity plan, prioritizing the safety of employees and ensuring minimal interruption to the business with the majority of employees working remotely during the first quarter of 2020. Governments worldwide have since put in place various measures to contain the spread of the virus, which have directly and indirectly impacted many businesses, including certain of our businesses. While our current quarter results have reflected the impact of COVID-19 through the end of March 2020, the longer-term impacts of the COVID-19 situation will depend on future developments which are highly uncertain, rapidly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts of the COVID-19 situation.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2019 Annual Report for additional information.

i.	Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, we believe that there is increased uncertainty to input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. For the majority of our valuations as of March 31, 2020, we have made general assumptions to sensitize our cash flows based on our expected scenarios which are anticipated to occur over the near and mid-term period. We have assessed each of our asset classes to determine the level of impact on cash flows after taking into account upcoming quarter rent collection rates, renewal percentages, and the credit quality of our tenant base. It is likely that there will be further cash flow and valuation metric changes in future periods as new information related to the pandemic is understood, including the continued impact on our tenants as well as the evolution of government restrictions and travel limitations.

54 BROOKFIELD ASSET MANAGEMENT

The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core office portfolio having a combined 93% occupancy level and an average 8.5-year lease life, while our core retail portfolio has an occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
The valuation models have been updated to reflect the appropriate discount rates and capitalization rates at the asset level, incorporating information available as of March 31, 2020. We verify our discount and terminal rate inputs by comparing to market data, third-party reports, research material and broker opinions. In certain circumstances, these rates are prepared by third-party consultants. For core retail properties, we utilize discount rates and capitalization rates provided by an independent third party. When using a direct capitalization method, we use an industry-supported market capitalization rate and apply that to individual property cash flows on a forward-looking basis up to twelve months, a back-looking basis, or a combination of the two to determine investment property values. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
Once complete, the valuations are subject to various layers of review at the regional and business group senior management level, including an in-depth quantitative and qualitative review by the portfolio manager of the respective asset class. Once approved by the investment teams, the respective portfolio managers present the valuations to the real estate group senior management for final approval.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current quarter, 26 of our properties were externally appraised, representing a gross property value of $14 billion of assets; external appraisals were within 1% of management’s valuations. It is important to note that all of the appraisals performed during the current quarter were done prior to the declaration of the global pandemic. Management has since revisited these valuations to ensure that they appropriately reflect the impact of recent COVID-19 related events as at March 31, 2020.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of March 31, 2020 and December 31, 2019 are summarized below.

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT MAR. 31, 2020 AND DEC. 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate	6.7%	6.7%	6.8%	6.7%	8.9%	8.1%	7.6%	7.3%
Terminal capitalization rate	5.5%	5.5%	5.4%	5.4%	6.5%	6.6%	5.9%	5.9%
Investment horizon (years)	11	11	10	10	14	14	12	12
We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to risk- free rates, changes to credit spreads as well as changes to property-level cash flows and any risk premium inherent in such cash flow changes. All of these considerations led us to conclude that the vast majority of discount rates and terminal cap rates for the current period should remain consistent with year-end rates. As we learn more about the mid- and longer-term impacts of the  pandemic on our business we will update our valuation models accordingly.

Q1 2020 INTERIM REPORT 55

The following table presents the impact on the fair value of our consolidated investment properties as at March 31, 2020 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT MAR. 31, 2020 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,879	$764
Canada	4,555	208
Australia	2,086	94
Europe	2,746	157
Brazil	278	10
Core retail	21,352	1,110
LP investments and other
LP investments office	8,417	354
LP investments retail	2,944	171
Logistics	124	3
Mixed-use	2,669	125
Multifamily	2,771	125
Triple net lease	4,432	160
Self-storage	1,013	40
Student housing	2,521	113
Manufactured housing	2,499	109
Other investment properties[1]	21,193	1,228
Total	$95,479	$4,771

1.	Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.

ii.	Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2019 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2019. Brookfield determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost. Our valuation assumptions have not materially changed as a result of the COVID-19 pandemic. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.

56 BROOKFIELD ASSET MANAGEMENT

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed partnerships as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:

•
We have 40 active funds across major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.

•	We refer to BPY, BEP, BIP and BBU as our listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• Acadian – Acadian Timber Corp.	• EBSA – Empresa de Energia de Boyaca S.A.
• Altera – Altera Infrastructure L.P. (formerly Teekay Offshore)	• G&W – Genesee & Wyoming Inc.
• AVN – Sociedad Concesionaria Vespucio Norte Express S.A.	• Genworth – Genworth MI Canada Inc.
• BBU – Brookfield Business Partners L.P.	• GrafTech – GrafTech International Ltd.
• BEMI – Brookfield Energy Marketing Inc.	• Greenergy – Greenergy Fuels Holdings Ltd.
• BEP – Brookfield Renewable Partners L.P.	• Healthscope – Healthscope Limited
• BIP – Brookfield Infrastructure Partners L.P.	• NAP – North American Palladium Ltd.
• BIPC – Brookfield Infrastructure Corporation	• Norbord – Norbord Inc.
• BPY – Brookfield Property Partners L.P.	• Nova Cold – Nova Cold Logistics ULC
• BPYU – Brookfield Property REIT Inc. (formerly GGP Inc. or BPR)	• Oaktree – Oaktree Capital Management
• BrandSafway – Brand Industrial Holdings Inc.	• TERP – TerraForm Power, Inc.
• Cardone – Cardone Industries Inc.	• Vistra – Vistra Energy Corp.
• Clarios – Clarios Global LP	• Vodafone – Vodafone New Zealand
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.

Q1 2020 INTERIM REPORT 57

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed partnership base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed partnership base fees are earned on the total capitalization, including debt and market capitalization, of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPYU, BIP and BBU are 1.25% of total capitalization. BPYU capital was subject to a 12-month fee waiver which expired at the end of August 2019.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investments, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the Corporation.
A reconciliation of consolidated liabilities and equity to capitalization at our share is provided below:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Total consolidated liabilities and equity	$312,583	$323,969
Add: our share of debt of investments in associates	13,440	11,234
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(94,751)	(97,708)
Liabilities associated with assets held for sale	(258)	(1,478)
Accounts payable and other	(29,317)	(29,460)
Deferred tax liabilities	(10,739)	(10,308)
Subsidiary equity obligations	(2,236)	(2,236)
Non-controlling interests	(79,637)	(81,833)
Total capitalization at our share	$109,085	$112,180
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.

58 BROOKFIELD ASSET MANAGEMENT

Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Realized carried interest[1]	$132	$119
Less: direct costs associated with realized carried interest	(57)	(34)
	75	85
Less: realized carried interest not attributable to BAM	(16)	—
Realized carried interest, net	$59	$85

1.	Includes $94 million of realized carried interest related to Oaktree. For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT MAR. 31 (MILLIONS)	2020	2019
Carry eligible capital[1]	$79,988	$59,153
Less:
Uncalled private fund commitments	(30,896)	(22,614)
Co-investments and other	(7,076)	(5,736)
Funds not yet at target preferred return	(18,401)	(5,912)
Adjusted carry eligible capital	$23,615	$24,891

1.	Excludes carry eligible capital related to Oaktree.
Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our listed partnerships, other investments that pay regular cash distributions and distributions from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Asset management FFO	$316	$323
Our share of Oaktree’s distributable earnings	55	—
Distributions from investments	562	383
Other invested capital earnings
Corporate borrowings	(89)	(87)
Corporate costs and taxes	(37)	(37)
Other wholly owned investments	(46)	(39)
	(172)	(163)
Preferred share dividends	(35)	(37)
Add back: equity-based compensation costs	25	21
Cash available for distribution and/or reinvestment	$751	$527

Q1 2020 INTERIM REPORT 59

Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed partnerships and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted-average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed partnerships.

•	Outflows represent distributions and redemptions of capital from within the public securities capital.

•
Distributions represent quarterly distributions from listed partnerships as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market valuation includes gains (losses) on portfolio investments, listed partnerships and public securities based on market prices.

•	Other includes changes in net non-recourse leverage included in the determination of listed partnership capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.

60 BROOKFIELD ASSET MANAGEMENT

Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2020	2019	2020	2019
Net (loss) income	$(157)	$1,256	$(0.13)	$0.83
Realized disposition gains recorded as fair value changes or equity	93	232	0.06	0.17
Non-controlling interest in FFO	(1,981)	(1,602)	(1.31)	(1.10)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	938	251	0.62	0.17
Fair value changes	414	(169)	0.27	(0.12)
Depreciation and amortization	1,409	1,034	0.93	0.71
Deferred income taxes	168	49	0.11	0.03
Total FFO	$884	$1,051	$0.55	$0.69
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.

Q1 2020 INTERIM REPORT 61

A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2020	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure Partners (BIP)[3]	$1.94	$0.73	/	$0.79	15% / 25%
Brookfield Renewable Partners (BEP)	2.17	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.33	1.10	/	1.20	15% / 25%

1.	Current rate based on most recently announced distribution rates.

2.	We are also entitled to earn a portion of increases in distributions by TERP, based on distribution hurdles of $0.93 and $1.05. TERP’s current annual distribution has not yet reached the first hurdle.

3.
Incentive distributions from Brookfield Infrastructure Partners are earned on distributions made by BIP and BIPC. Current distribution rate and distribution hurdle rates are adjusted for the unit split on March 31, 2020.

Invested capital consists of investments in our listed partnerships, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.

62 BROOKFIELD ASSET MANAGEMENT

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT MAR. 31 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2020
Real Estate	$8,147	1.6x	20%	20%
Infrastructure	13,154	1.4x	20%	18%
Private Equity	2,314	2.6x	20%	15%
	$23,615
2019
Real Estate	$8,568	1.8x	20%	16%
Infrastructure	13,994	1.4x	20%	15%
Private Equity	2,329	2.5x	20%	20%
	$24,891

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Mar. 31, 2020	Dec. 31, 2019	Change	Mar. 31, 2019	Dec. 31, 2018	Change
Real Estate	$956	$986	$(30)	$1,060	$1,087	$(27)
Infrastructure	970	1,175	(205)	896	725	171
Private Equity	565	596	(31)	743	674	69
Oaktree	673	890	(217)	—	—	—
Accumulated unrealized carried interest	3,164	3,647	(483)	2,699	2,486	213
Less: associated expenses[1]	(1,069)	(1,258)	189	(810)	(754)	(56)
Accumulated unrealized carry, net	$2,095	$2,389	(294)	$1,889	$1,732	157
Add: realized carried interest, net			59			85
Unrealized carried interest, net			$(235)			$242

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.

Q1 2020 INTERIM REPORT 63

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Note	2020	2019
Assets
Cash and cash equivalents	5	$9,868	$6,778
Other financial assets	5,6	11,206	12,468
Accounts receivable and other	5,6	18,381	18,469
Inventory	6	9,719	10,272
Assets classified as held for sale	7	975	3,502
Equity accounted investments	8	39,747	40,698
Investment properties	9	95,479	96,686
Property, plant and equipment	10	85,143	89,264
Intangible assets		25,151	27,710
Goodwill		13,338	14,550
Deferred income tax assets		3,576	3,572
Total assets		$312,583	$323,969

Liabilities and equity
Corporate borrowings	5,6	$7,235	$7,083
Accounts payable and other	5,6	40,504	43,077
Liabilities associated with assets classified as held for sale	7	304	1,690
Non-recourse borrowings of managed entities	5,6	133,760	136,292
Deferred income tax liabilities		14,175	14,849
Subsidiary equity obligations	5	4,158	4,132

Equity
Preferred equity		4,145	4,145
Non-controlling interests		79,637	81,833
Common equity	12	28,665	30,868
Total equity		112,447	116,846
Total liabilities and equity		$312,583	$323,969

64 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2020	2019
Revenues	13	$16,586	$15,208
Direct costs		(12,709)	(11,585)
Other income and gains		241	32
Equity accounted (loss) income	8	(212)	344
Expenses
Interest		(1,852)	(1,616)
Corporate costs		(24)	(26)
Fair value changes	14	(414)	169
Depreciation and amortization		(1,409)	(1,034)
Income taxes		(364)	(236)
Net (loss) income		$(157)	$1,256
Net (loss) income attributable to:
Shareholders		$(293)	$615
Non-controlling interests		136	641
		$(157)	$1,256
Net (loss) income per share:
Diluted	12	$(0.20)	$0.39
Basic	12	(0.20)	0.39

Q1 2020 INTERIM REPORT 65

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2020	2019
Net (loss) income		$(157)	$1,256
Other comprehensive (loss) income
Items that may be reclassified to net income
Financial contracts and power sale agreements		(737)	4
Marketable securities		(40)	45
Equity accounted investments	8	(173)	4
Foreign currency translation		(5,166)	266
Income taxes		41	(11)
		(6,075)	308
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	10	(76)	—
Revaluation of pension obligations		21	(7)
Equity accounted investments	8	(18)	(1)
Marketable securities		(150)	367
Income taxes		(55)	(50)
		(278)	309
Other comprehensive (loss) income		(6,353)	617
Comprehensive (loss) income		$(6,510)	$1,873
Attributable to:
Shareholders
Net (loss) income		$(293)	$615
Other comprehensive (loss) income		(1,608)	220
Comprehensive (loss) income		$(1,901)	$835

Non-controlling interests
Net income		$136	$641
Other comprehensive (loss) income		(4,745)	397
Comprehensive (loss) income		$(4,609)	$1,038

66 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in period:
Net (loss) income	—	—	(293)	—	—	—	—	(293)	—	136	(157)
Other comprehensive loss	—	—	—	—	(20)	(1,319)	(269)	(1,608)	—	(4,745)	(6,353)
Comprehensive loss	—	—	(293)	—	(20)	(1,319)	(269)	(1,901)	—	(4,609)	(6,510)
Shareholder distributions
Common equity	—	—	(182)	—	—	—	—	(182)	—	—	(182)
Preferred equity	—	—	(35)	—	—	—	—	(35)	—	—	(35)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,157)	(2,157)
Other items
Equity issuances, net of redemptions	39	(43)	(109)	—	—	—	—	(113)	—	5,360	5,247
Share-based compensation	—	15	(30)	—	—	—	—	(15)	—	—	(15)
Ownership changes	—	—	85	14	(33)	(15)	(8)	43	—	(790)	(747)
Total change in year	39	(28)	(564)	14	(53)	(1,334)	(277)	(2,203)	—	(2,196)	(4,399)
Balance as at March 31, 2020	$7,344	$258	$15,462	$1,024	$7,823	$(3,351)	$105	$28,665	$4,145	$79,637	$112,447

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150
Changes in period:
Net income	—	—	615	—	—	—	—	615	—	641	1,256
Other comprehensive income	—	—	—	—	—	67	153	220	—	397	617
Comprehensive income	—	—	615	—	—	67	153	835	—	1,038	1,873
Shareholder distributions
Common equity	—	—	(153)	—	—	—	—	(153)	—	—	(153)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,488)	(2,488)
Other items
Equity issuances, net of redemptions	11	(6)	(37)	—	—	—	—	(32)	(19)	898	847
Share-based compensation	—	13	(17)	—	—	—	—	(4)	—	—	(4)
Ownership changes	—	—	—	290	(205)	52	1	138	—	1,238	1,376
Total change in year	11	7	371	290	(205)	119	154	747	(19)	686	1,414
Balance as at March 31, 2019	$4,468	$278	$14,615	$935	$7,351	$(1,714)	$461	$26,394	$4,149	$68,021	$98,564

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q1 2020 INTERIM REPORT 67

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2020	2019
Operating activities
Net (loss) income		$(157)	$1,256
Other income and gains		(241)	(32)
Share of undistributed equity accounted earnings		493	(212)
Fair value changes	14	414	(169)
Depreciation and amortization		1,409	1,034
Deferred income taxes		168	49
Investments in residential inventory		(58)	(31)
Net change in non-cash working capital balances		(346)	(299)
		1,682	1,596
Financing activities
Corporate borrowings arranged		589	992
Corporate borrowings repaid		(251)	—
Non-recourse borrowings arranged		10,875	8,396
Non-recourse borrowings repaid		(8,281)	(6,996)
Non-recourse credit facilities, net		(1,854)	(440)
Subsidiary equity obligations issued		122	2
Subsidiary equity obligations redeemed		(4)	(5)
Capital provided from non-controlling interests		6,369	1,603
Capital repaid to non-controlling interests		(1,009)	(705)
Repayment of lease liabilities		(131)	(100)
Preferred equity redemptions		—	(13)
Common shares issued		3	4
Common shares repurchased		(217)	(35)
Distributions to non-controlling interests		(2,157)	(2,488)
Distributions to shareholders		(217)	(190)
		3,837	25
Investing activities
Acquisitions
Investment properties		(875)	(979)
Property, plant and equipment		(1,413)	(538)
Equity accounted investments		(1,522)	(925)
Financial assets and other		(4,511)	(1,601)
Acquisition of subsidiaries		(121)	(2,253)
Dispositions
Investment properties		291	914
Property, plant and equipment		42	14
Equity accounted investments		78	640
Financial assets and other		4,914	1,391
Disposition of subsidiaries		952	35
Restricted cash and deposits		78	71
		(2,087)	(3,231)
Cash and cash equivalents
Change in cash and cash equivalents		3,432	(1,610)
Net change in cash classified within assets held for sale		24	(56)
Foreign exchange revaluation		(366)	16
Balance, beginning of period		6,778	8,390
Balance, end of period		$9,868	$6,740

68 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2019.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2019 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on May 13, 2020.

b)	Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the interim financial statements as of and for the three months ended March 31, 2020.
The company has been closely monitoring developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions in which we do businesses. The company has implemented its business continuity plan, prioritizing the safety of employees and ensuring minimal interruption to the business with the majority of employees working remotely during the first quarter of 2020. Governments worldwide have since put in place various measures to contain the spread of the virus, which have directly and indirectly impacted many businesses, including certain of our businesses. While our current quarter results have reflected the impact of COVID-19 through the end of March 2020, the longer-term impacts of the COVID-19 situation will depend on future developments which are highly uncertain, rapidly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts of the COVID-19 situation.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Q1 2020 INTERIM REPORT 69

Our operating segments are as follows:

i.
Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

70 BROOKFIELD ASSET MANAGEMENT

We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$61	$2,615	$1,030	$2,273	$10,092	$408	$107	$16,586
Inter-segment and other revenues[1]	745	7	—	1	121	—	(4)	870	i
Segmented revenues	806	2,622	1,030	2,274	10,213	408	103	17,456
FFO from equity accounted investments[1]	52	231	9	335	116	2	(19)	726	ii
Interest expense	—	(842)	(228)	(291)	(395)	(8)	(88)	(1,852)	iii
Current income taxes	—	(15)	(20)	(59)	(75)	(5)	(22)	(196)	iv
Funds from operations[1]	380	219	66	137	165	(9)	(74)	884	v
Common equity	4,886	18,555	4,789	2,450	3,544	2,575	(8,134)	28,665
Equity accounted investments	4,572	21,693	1,054	7,753	3,738	375	562	39,747
Additions to non-current assets[2]	—	1,914	854	391	2,019	19	79	5,276

1.
We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2020, $307 million of Oaktree’s revenues was included in our Asset Management segment revenue.

2.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$46	$2,590	$1,032	$1,731	$9,144	$439	$226	$15,208
Inter-segment revenues	473	11	11	—	94	—	(8)	581	i
Segmented revenues	519	2,601	1,043	1,731	9,238	439	218	15,789
FFO from equity accounted investments	—	274	12	231	67	4	7	595	ii
Interest expense	—	(880)	(226)	(219)	(207)	(13)	(87)	(1,632)	iii
Current income taxes	—	(16)	(26)	(65)	(30)	(3)	(47)	(187)	iv
Funds from operations	323	250	154	194	175	(22)	(23)	1,051	v
Common equity	4,927	18,781	5,320	2,792	4,086	2,859	(7,897)	30,868
Equity accounted investments	4,599	22,314	1,154	8,972	2,596	382	681	40,698
Additions to non-current assets[1]	—	1,730	67	3,720	229	17	6	5,769

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

Q1 2020 INTERIM REPORT 71

i.	Inter-Segment Revenues
For the three months ended March 31, 2020, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and Oaktree totaling $745 million (2019 – $473 million), revenues earned on construction projects between consolidated entities totaling $120 million (2019 – $91 million), and interest income and other revenues totaling $5 million (2019 – $17 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Consolidated equity accounted (loss) income	$(212)	$344
Non-FFO items from equity accounted investments[1]	938	251
FFO from equity accounted investments	$726	$595

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.

iii.	Interest Expense
For the three months ended March 31, 2020, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $nil (2019 – $16 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Current income tax expense	$(196)	$(187)
Deferred income tax expense	(168)	(49)
Income tax expense	$(364)	$(236)

v.	Reconciliation of Net (Loss) Income to Total FFO
The following table reconciles net (loss) income to total FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2020	2019
Net (loss) income		$(157)	$1,256
Realized disposition gains in fair value changes or equity	vi	93	232
Non-controlling interests in FFO		(1,981)	(1,602)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		938	251
Fair value changes		414	(169)
Depreciation and amortization		1,409	1,034
Deferred income taxes		168	49
Total FFO		$884	$1,051

72 BROOKFIELD ASSET MANAGEMENT

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $93 million for the three months ended March 31, 2020 (2019 – $232 million), of which $43 million relates to prior periods (2019 – $69 million), $55 million has been recorded directly in equity as changes in ownership (2019 – $163 million) and a loss of $5 million has been recorded in fair value changes (2019 – $nil).

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
United States	$4,539	$3,503
Canada	1,483	1,836
United Kingdom	4,955	5,315
Europe	1,596	1,142
Australia	1,295	1,048
Brazil	859	926
Asia	663	519
Colombia	520	501
Other	676	418
	$16,586	$15,208
The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
United States	$154,910	$149,687
Canada	32,689	35,840
United Kingdom	27,487	30,184
Brazil	19,506	24,354
Europe	20,318	19,404
Australia	19,499	22,971
Asia	16,877	17,468
Colombia	8,264	10,819
Other	13,033	13,242
	$312,583	$323,969

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
During the first quarter of 2020, Brookfield acquired $899 million of total assets as well as assumed $716 million of total liabilities and non-controlling interest in equity through business combinations. Total cash consideration transferred for the business combinations was $183 million. The valuations of the assets acquired are still under evaluation and as such the business  combinations have been accounted for on a provisional basis.
Brookfield recorded $29 million of revenue and $8 million of net loss in 2020 from the acquired operations as a result of the acquisitions made during the first quarter. If the acquisitions had occurred at the beginning of the year, they would have contributed $43 million to total revenue and a $13 million net loss.

Q1 2020 INTERIM REPORT 73

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

a)	Risk Management
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no other material changes to the company’s financial risk exposure or risk management activities since December 31, 2019. Please refer to Note 26 of the December 31, 2019 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.

b)	Financial Instruments
The following table lists the company’s financial instruments by their respective classification as at March 31, 2020 and December 31, 2019:

	2020		2019
AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$9,868	$9,868	$6,778	$6,778
Other financial assets
Government bonds	2,101	2,101	2,403	2,403
Corporate bonds	3,250	3,250	3,267	3,267
Fixed income securities and other	1,415	1,415	1,750	1,750
Common shares and warrants	2,528	2,528	3,189	3,189
Loans and notes receivable	1,912	1,905	1,859	1,859
	11,206	11,199	12,468	12,468
Accounts receivable and other	13,951	13,951	14,035	14,035
	$35,025	$35,018	$33,281	$33,281
Financial liabilities
Corporate borrowings	$7,235	$7,405	$7,083	$7,933
Non-recourse borrowings of managed entities
Property-specific borrowings	124,494	124,950	127,869	129,728
Subsidiary borrowings	9,266	9,021	8,423	8,632
	133,760	133,971	136,292	138,360
Accounts payable and other	34,292	34,292	36,724	36,724
Subsidiary equity obligations	4,158	4,158	4,132	4,139
	$179,445	$179,826	$184,231	$187,156

74 BROOKFIELD ASSET MANAGEMENT

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2020			2019
AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$2,101	$—	$—	$2,403	$—
Corporate bonds	13	2,677	252	—	2,682	275
Fixed income securities and other	296	671	448	419	851	480
Common shares and warrants	1,354	325	849	1,966	421	802
Loans and notes receivables	—	2	89	—	51	4
Accounts receivable and other	41	2,903	131	1	1,737	219
	$1,704	$8,679	$1,769	$2,386	$8,145	$1,780
Financial liabilities
Accounts payable and other	$36	$4,143	$658	$93	$3,749	$686
Subsidiary equity obligations	—	31	1,891	—	40	1,856
	$36	$4,174	$2,549	$93	$3,789	$2,542
During the three months ended March 31, 2020, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2020	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$2,903 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(4,143)
Other financial assets	5,776	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(31)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q1 2020 INTERIM REPORT 75

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2020	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$448	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	252	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares	849	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,891)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	131 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(658)
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the period ended March 31, 2020:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$1,780	$2,542
Fair value changes in net income	(28)	1
Fair value changes in other comprehensive income[1]	(21)	(34)
Additions, net of disposals	38	40
Balance, end of period	$1,769	$2,549

1.	Includes foreign currency translation.

76 BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	2020	2019	2020	2019
Current portion	$2,417	$3,605	$13,458	$13,862	$6,299	$7,054
Non-current portion	8,789	8,863	4,923	4,607	3,420	3,218
	$11,206	$12,468	$18,381	$18,469	$9,719	$10,272
b)    Liabilities

	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	2020	2019	2020	2019
Current portion	$20,835	$23,212	$—	$—	$15,015	$15,713
Non-current portion	19,669	19,865	7,235	7,083	118,745	120,579
	$40,504	$43,077	$7,235	$7,083	$133,760	$136,292

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT MAR. 31, 2020 (MILLIONS)	Real Estate	Renewable Power and Other	Total
Assets
Cash and cash equivalents	$2	$2	$4
Accounts receivable and other	2	38	40
Investment properties	318	—	318
Property, plant and equipment	—	192	192
Equity accounted investments	230	191	421
Assets classified as held for sale	$552	$423	$975
Liabilities
Accounts payable and other	$4	$26	$30
Non-recourse borrowings of managed entities	190	59	249
Deferred income tax liabilities	—	25	25
Liabilities associated with assets classified as held for sale	$194	$110	$304
As at March 31, 2020, assets held for sale within the company’s Real Estate segment include seven multifamily assets, four triple net lease assets, two office asset and the Diplomat Resort and Spa in Florida.
Within our Renewable Power segment, we are currently holding for sale solar assets in South Africa and Asia. Within our Infrastructure segment, we are currently holding for sale a Texas electricity transmission business.
During the first quarter of 2020, we disposed of $3.0 billion and $1.5 billion of assets and liabilities held for sale, respectively. The majority of disposals relate to the sale of the Australian rail operation of Genesee & Wyoming and the Colombian regulated distribution business.

Q1 2020 INTERIM REPORT 77

8.	EQUITY ACCOUNTED INVESTMENTS
The following tables presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)
Balance, beginning of period	$40,698
Additions, net of (disposals)[1]	1,449
Share of comprehensive income	(403)
Distributions received	(281)
Return of capital	(35)
Foreign currency translation and other	(1,681)
Balance, end of period	$39,747

1.	Includes assets sold, amounts reclassified to held for sale.
Additions, net of disposals, of $1.4 billion during the period relate primarily to the acquisition of a $1.3 billion interest in BrandSafway.

9.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)
Fair value, beginning of period	$96,686
Additions	1,155
Acquisitions through business combinations	57
Dispositions[1]	(409)
Fair value changes	118
Foreign currency translation and other	(2,128)
Fair value, end of period[2]	$95,479

1.	Includes amounts reclassified to held for sale.

2.	Includes $2.7 billion of ROU investment property balances (December 31, 2019 – $2.6 billion).
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $1.2 billion primarily relates to the purchases of investment properties and enhancement of existing assets during the quarter.

78 BROOKFIELD ASSET MANAGEMENT

The following table presents our investment properties measured at fair value:

AS AT MAR. 31, 2020 (MILLIONS)
Core office
United States	$15,879
Canada	4,555
Australia	2,086
Europe	2,746
Brazil	278
Core retail	21,352
LP investments and other
LP investments office	8,417
LP investments retail	2,944
Logistics	124
Multifamily	2,771
Triple net lease	4,432
Self-storage	1,013
Student housing	2,521
Manufactured housing	2,499
Mixed-use	2,669
Directly held real estate properties	19,903
Other investment properties	1,290
$95,479
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

1.
Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.

The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.

Q1 2020 INTERIM REPORT 79

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT MAR. 31, 2020	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	7.0%	5.6%	12
Canada	5.9%	5.2%	10
Australia	6.7%	5.9%	10
Europe	4.6%	4.1%	11
Brazil	7.9%	7.4%	10
Core retail	6.8%	5.4%	10
LP investments and other
LP investments office	9.9%	7.3%	7
LP investments retail	8.7%	7.0%	10
Mixed-use	7.4%	5.3%	10
Logistics[1]	5.8%	n/a	n/a
Multifamily[1]	5.0%	n/a	n/a
Triple net lease[1]	6.3%	n/a	n/a
Self-storage[1]	5.6%	n/a	n/a
Student housing[1]	4.9%	n/a	n/a
Manufactured housing[1]	5.5%	n/a	n/a
Directly held real estate properties[2]	5.2% – 8.7%	6.2%	19
Other investment properties[1]	8.9%	n/a	n/a

1.
Logistics, multifamily, triple net lease, self-storage, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.

2.
We use either the discounted cash flow or the direct capitalization method when valuing our directly held real estate properties. The rates presented as the discount rate represent the overall implied capitalization rates for investment properties that are valued using the direct capitalization approach.

10.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$41,595	$23,772	$9,729	$14,168	$89,264
Additions	163	331	585	701	1,780
Acquisitions through business combinations	670	—	—	16	686
Dispositions[1]	(35)	(9)	(12)	(67)	(123)
Depreciation and impairment	(328)	(278)	(227)	(501)	(1,334)
Foreign currency translation and other	(2,827)	(1,335)	(310)	(658)	(5,130)
Total change	(2,357)	(1,291)	36	(509)	(4,121)
Balance, end of period[2]	$39,238	$22,481	$9,765	$13,659	$85,143

1.	Includes amounts reclassified to held for sale.

2.
Our ROU PP&E assets include $2.0 billion (December 31, 2019 – $2.2 billion) in our Infrastructure segment, $825 million (December 31, 2019 – $796 million) in our Real Estate segment, $1.1 billion (December 31, 2019 – $1.1 billion) in our Renewable Power segment and $1.3 billion (December 31, 2019 – $1.3 billion) in Private Equity and other segments, totaling $5.2 billion (December 31, 2019 – $5.4 billion) of ROU assets.

80 BROOKFIELD ASSET MANAGEMENT

Renewable Power
Perpetual renewable power assets, such as many of our hydroelectric facilities, are revalued using 20-year discounted cash flow models with a terminal value that is determined, where appropriate, using the Gordon growth model. For assets with finite lives, such as wind and solar farms, the cash flow model is based on the estimated remaining service life and the residual asset value is used to represent the terminal value. Since we generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties, it is not expected that the valuation of the assets will be significantly impacted by COVID-19. Additionally, the majority of our assets are operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption, maintaining the value of the associated long-lived assets.
Infrastructure
Revenues at our Infrastructure segment have largely been unaffected by COVID-19 due to the long-term and contracted nature of the assets. Overall, our Transport businesses are the most gross domestic product sensitive and have therefore experienced some impacts following the outbreak of COVID-19. We currently view the impacts of COVID-19 to be a short-term disruption which do not significantly impact the long-term outlook of these infrastructure businesses or the recoverable amount of their property, plant and equipment.
Real Estate
In the first quarter of 2020, the hospitality sector had the most immediate and acute impact from COVID-19 as the majority of our hospitality investments were closed, and currently remain closed, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, we identified impairment indicators and performed impairment tests for each of our hospitality investments based on revised cash flows and valuation metrics. We recorded revaluation decreases of $110 million on PP&E of which $77 million reversed previously recognized valuation gains in other comprehensive income and the remainder charged to net income in our Real Estate segment.
Private Equity
The Private Equity segment has a diversified portfolio of operating businesses in the industrial, business services, and infrastructure services sectors. While some of the businesses have been considered as essential services amid social distancing measures being taken globally and continued their operation during the pandemic, certain of our businesses have been impacted by the COVID-19 pandemic but have not resulted in material decline in the value of the property, plant and asset. We have recorded an impairment charge of $144 million from the impact of contract modifications, changes in lay-up cost estimates, revenue forecasts and timing of vessel re-contracting.

11.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:

•	$500 million of 4.25% notes due in 2026 on June 2, 2016;

•	$550 million of 4.70% notes due in 2047 on September 14, 2017;

•	$350 million of 4.70% notes due in 2047 on January 17, 2018;

•	$650 million of 3.90% notes due in 2028 on January 17, 2018; and

•	$1.0 billion of 4.85% notes due in 2029 on January 29, 2019.
Subsequent to the current quarter in April 2020, BFI issued $750 million of 4.35% notes due in 2030.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2020, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

Q1 2020 INTERIM REPORT 81

The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$438	$38	$4	$25	$18,047	$(1,966)	$16,586
Net (loss) income attributable to shareholders	(293)	(5)	—	24	1,399	(1,418)	(293)
Total assets	66,811	5,271	597	2,541	325,271	(87,908)	312,583
Total liabilities	34,001	4,002	593	2,102	189,770	(30,332)	200,136

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(21)	$34	$—	$27	$17,152	$(1,984)	$15,208
Net income attributable to shareholders	615	4	—	8	1,336	(1,348)	615
Total assets	70,976	5,389	—	3,520	331,698	(87,614)	323,969
Total liabilities	35,963	3,994	—	2,239	195,586	(30,659)	207,123

1.	This column accounts for investments in all subsidiaries of the Corporation under the equity method.

2.	This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis.

3.	This column includes the necessary amounts to present the company on a consolidated basis.

12.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Common shares	$7,344	$7,305
Contributed surplus	258	286
Retained earnings	15,462	16,026
Ownership changes	1,024	1,010
Accumulated other comprehensive income	4,577	6,241
Common equity	$28,665	$30,868
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A Shares") and 85,120 Class B Limited Voting Shares ("Class B Shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented a post-split basis.
The holders of the company’s Class A shares and Class B shares received cash dividends during the first quarter of 2020 of $0.12 per share (2019 – $0.11 per share).

82 BROOKFIELD ASSET MANAGEMENT

The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT MAR. 31, 2020 AND DEC. 31, 2019	2020[1]	2019[1]
Class A shares[2]	1,512,970,254	1,509,208,521
Class B shares	85,120	85,120
Shares outstanding[2]	1,513,055,374	1,509,293,641
Unexercised options and other share-based plans[3]	58,124,933	70,018,161
Total diluted shares	1,571,180,307	1,579,311,802

1.	Adjusted to reflect the three-for-two stock split effective on April 1, 2020.

2.	Net of 58,434,060 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2020 (December 31, 2019 – 63,417,346).

3.	Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2020[1]	2019[1]
Outstanding, beginning of period[2]	1,509,293,641	1,432,714,261
Issued (repurchased)
Repurchases	(2,894,624)	(1,449,192)
Long-term share ownership plans[3]	6,587,665	1,639,344
Dividend reinvestment plan and others	68,692	63,162
Outstanding, end of period[4]	1,513,055,374	1,432,967,575

1.	Adjusted to reflect the three-for-two stock split effective on April 1, 2020.

2.	Net of 63,417,346 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2019 (December 31, 2018 – 56,307,796).

3.	Includes management share option plan and restricted stock plan.

4.	Net of 58,434,060 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2020 (March 31, 2019 – 56,644,846).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Net (loss) income attributable to shareholders	$(293)	$615
Preferred share dividends	(35)	(37)
Dilutive effect of conversion of subsidiary preferred shares	19	(13)
Net (loss) income available to shareholders	$(309)	$565

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020[1]	2019[1]
Weighted average – Class A and Class B shares	1,511.6	1,433.0
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	—	29.6
Class A and Class B shares and share equivalents	1,511.6	1,462.6

1.	Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended March 31, 2020, the company granted 3.3 million stock options at a weighted average exercise price of $45.21. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 17.0% volatility, a weighted average expected dividend yield of 1.5% annually, a risk-free rate of 1.4% and a liquidity discount of 25%.

Q1 2020 INTERIM REPORT 83

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2020, the company granted 3.8 million escrowed shares at a weighted average price of $45.21. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 17.0% volatility, a weighted average expected dividend yield of 1.5% annually, a risk-free rate of 1.4% and a liquidity discount of 25%.

13.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.

a)	Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$61	$859	$1,001	$2,108	$9,713	$388	$—	$14,130
Other revenue	—	1,756	29	165	379	20	107	2,456
	$61	$2,615	$1,030	$2,273	$10,092	$408	$107	$16,586

FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$46	$943	$993	$1,674	$8,945	$432	$—	$13,033
Other revenue	—	1,647	39	57	199	7	226	2,175
	$46	$2,590	$1,032	$1,731	$9,144	$439	$226	$15,208

b)	Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$276	$30	$43	$8,061	$384	$—	$8,794
Services transferred over a period of time	61	583	971	2,065	1,652	4	—	5,336
	$61	$859	$1,001	$2,108	$9,713	$388	$—	$14,130

FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$318	$18	$88	$6,657	$432	$—	$7,513
Services transferred over a period of time	46	625	975	1,586	2,288	—	—	5,520
	$46	$943	$993	$1,674	$8,945	$432	$—	$13,033

84 BROOKFIELD ASSET MANAGEMENT

14.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2020	2019
Investment properties	$118	$525
Transaction related expenses, net of gains	(224)	(72)
Financial contracts	158	(45)
Impairment and provisions	(225)	(31)
Other fair value changes	(241)	(208)
	$(414)	$169

15.	SUBSEQUENT EVENTS
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. The stock dividend was paid on April 1, 2020 to shareholders of record at the close of business on February 28, 2020. Fractional shares were paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date.
During April 2020, the company completed the public offering of $750 million notes due 2030. The notes have a coupon of 4.35%. The net proceeds from the sale of the notes will be used for general corporate purposes.

Q1 2020 INTERIM REPORT 85

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877 715-0498  (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2019 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

86 BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer,
Vale S.A.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Director and Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, Wholesale,
TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Timothy R. Price
Corporate Director

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.

Q1 2020 INTERIM REPORT 87